imagistics

Delivering on our promises *today*

Imagistics International Inc.
2003 Annual Report



Focus on value


CUSTOMER SATISFACTION
J.D. POWER
AND ASSOCIATES
COPIER/MULTIFUNCTION PRODUCT • 2003
PRESENTED TO
IMAGISTICS
BY J.D. POWER AND ASSOCIATES


BUYERS LABORATORY INC.
LINE of the YEAR
2003

Buyers Lab
2003 Most Outstanding Multifunctional Product Line of the Year

J.D. Power and Associates
#1 in Overall Customer Satisfaction Among Copier/Multifunction Product Business Users in a Tie*

Excellent products. Highest level of

Imagistics International Inc. Financial Highlights

	2001	2002	2003
Total revenue (millions)	$ 626	$ 630	$ 622
Copier/MFP revenue (millions)	$ 357	$ 375	$ 402
Diluted earnings per share	$ 0.65	$ 0.86	$ 1.19
Net income (millions)	$ 12.6	$ 16.4	$ 20.5
Debt as a percentage of total capitalization	29%	22%	19%
Year-end common stock price	$ 12.35	$ 20.00	$ 37.50

(2003 vs. 2002)

88% increase in stock price

38% rise in EPS

7% growth in copier/MFP revenue



$40.00
30.00
20.00
10.00
2001
2002
2003

stock price growth



$1.20
0.80
0.40
2001
2002
2003

earnings growth



(dollars in millions)
$425
400
375
350
325
2001
2002
2003

core business growth

satisfaction. Outstanding growth.


ERNATIONAL.INC

We're proud of our performance.

Dear Fellow Shareholder:

Our entire company is energized: With every customer transaction, within each and every operating unit, and without exception, we have performed at a level meeting or exceeding the goals that we outlined last year and in our inaugural annual report two years ago.

At our inception, we put forth a well-conceived business plan designed to generate value to both our customers and our shareholders. Our operations, which have focused on giving our customers proven solutions and superior sales and service support, have been executed under the strict financial discipline essential to building value for our shareholders.

This business strategy of profitability and operational excellence continues to be demonstrated in our record of financial performance over the last year: our core copier/MFP revenue grew 7%, fully diluted EPS rose 38% and our stock price increased 88%.

Our customers and the marketplace fully recognize the value of our solutions and support. In the J.D. Power and Associates Copier Customer Satisfaction Study, Imagistics received top scores for both products and service, and Buyers Laboratory has recently recognized our multifunctional product line as the best in the industry. Both of these awards clearly show our "Best-of-Breed" strategy is working. This product line excellence, combined with our focused attention on sales and service, is the basis of our value proposition in the marketplace. Our customers know we understand the business of documents.

Our accomplishments in 2003 continue to demonstrate that we're doing things we said we were going to do: we said we were going to be a significant, successful player and we're proving our word. And we're doing it in an industry where consistent profits have been the exception.

We achieved diluted earnings per share of $1.19 per share in 2003, 38% higher than $0.86 per share in 2002. And we continue to look forward to significant growth in earnings per share in excess of 20% for 2004.

Again this year, we continued to generate substantial cash flow from operating activities, $83 million in 2003. This cash flow allowed us to further reduce our long-term debt by $11 million to $63 million at year-end and to repurchase $28 million of Imagistics stock under the stock buy-back program. At the same time, we were able to continue our capital investments, particularly in rental equipment assets, in which we invested $35 million in 2003.

The company's strategic emphasis on rental assets continues to help the company maintain its high level of dependable, recurring revenue. In 2003, this recurring revenue stream, consisting of rentals, supplies sales and service revenues, represented 73% of our total revenues.

While 2003 total revenue of $622 million decreased slightly, about 1% from 2002 levels, our core copier/MFP (multifunctional product) revenue increased 7%, offset by a decline in facsimile revenue of 14%. As we recorded our eighth straight quarter of year-over-year growth in copier/MFP revenue, we are now in a position where copier/MFP revenue represents approximately 67% of the total.

Some of this growth has been driven by particularly strong color sales, which have more than doubled since a year ago and represent 13% of our copier equipment sales as of the fourth quarter. Also, recognizing connectivity as a technology driver for higher print volumes and in conjunction with our Best-of-Breed strategy, the company has embedded connectivity capabilities in all of our new products.

Our selling, service and administrative practices allowed us to increase these expenses only modestly, approximately $1 million over 2002 levels. More importantly, we accomplished this while continuing to invest significantly in every aspect of our business through initiatives that help grow the strength of our company.

Our ongoing investment in Enterprise Resource Planning (ERP) technology, which is the foundation for long-term operational efficiency and delivery of the highest levels of customer service and support, accounted for $25 million in SS&A expenses, a $3 million increase over 2002. Our investments in sales and service support continue to be aggressive as we implement programs that directly benefit our customers.

As we have in the past, we will continue to pursue strategic alliances, partnerships and acquisitions that complement our existing strategy for consistent profit.

We're proud of our performance in 2003. At the same time, we're still a young company that has yet to reach its full potential. We're building on our success, one step at a time and with intense focus. We recognize that we have tremendous opportunities to grow and excel; opportunities and challenges in products, procurement and customer relationships.



Imagistics Board of Directors: James A. Thomas, Associate Dean, Yale Law School T. Kevin Dunnigan, Chairman, Retired Chief Excecutive Officer, Thomas & Betts Corp. Ira D. Hall, President and Chief Executive Officer, Utendahl Capital Management, L.P. Marc C. Breslawsky, Chairman and Chief Executive Officer Craig R. Smith, President and Chief Operating Officer, Owens & Minor, Inc. Ronald L. Turner, Chairman, President and Chief Executive Officer, Ceridian Corporation Thelma R. Albright, Retired, President, Carter Products Division of Carter-Wallace, Inc.

Our future focus will be on disciplined growth. Apart from internal growth in our overall domestic market share, there are a number of other opportunities we are exploring. We believe there are attractive acquisition candidates in smaller markets in the United States that would provide immediate incremental profitability when integrated into the Imagistics distribution system. Imagistics is now unrestricted in its options for expanding its direct presence in Canada. We completed our first Canadian acquisition in March, 2004 and plan to ultimately grow throughout the country. Our business in the U.K. is providing Imagistics with a growing presence outside of North America, and we look for additional opportunities to grow that segment of the business.

At Imagistics, we know that our overall success has to be based on everyone contributing, not just in one area, but in every area. Since our inception, we have worked hard to build a solid foundation of talent. We have a strong management team and continue to add talented people from the industry to further strengthen our group of dedicated professionals.

As the landscape of document delivery becomes increasingly competitive and innovative, Imagistics knows how to succeed. We will continue to work hard to lead the marketplace in service, support and product excellence. That is what our customers want and expect. What is good for the customer also happens to be good for Imagistics and you, our shareholders.

On behalf of the people of Imagistics, thank you again for your support.

Marc Breslawsky
Chairman and Chief Executive Officer

Imagistics & BDP International

Over the course of four decades, BDP International, Inc. has become one of the most respected names in global logistics and transportation solutions, listing many Fortune 500 companies as clients. With more than 20 offices across the United States and a global network in over 100 countries, you'll find BDP everywhere in the world.

> "If you want to save money and you want to avoid headaches, go with Imagistics. They helped us realize over a quarter million dollars in savings in 2003."
>
> Rose Mary H. Pace
> *Director of Purchasing & Facilities, BDP International*


BDP

Document imaging solutions

Imagistics understands the business of document management.

From lower volume workgroup applications to more sophisticated enterprise environments, Imagistics manages document imaging in electronic and printed format. We are a direct sales, service and marketing organization offering Best-of-Breed document imaging solutions including copier/multifunctional products and facsimile machines in the United States, Canada and the United Kingdom. We market our products to large and midsize businesses and other organizations, providing our customers with flexible, comprehensive document imaging products and services at competitive pricing. Imagistics has 235 service locations around the U.S. and an installed rental base that generates over $222 million in rental revenue.

Imagistics is a leading provider of document imaging solutions to the FORTUNE 1000, including copier/multifunctional products and facsimile.



Imagistics in the United Kingdom

Building on Imagistics' success to date, we continue to expand our presence. By providing proven solutions, Imagistics seeks to become a leading independent provider of imaging and document solutions to businesses in the U.K.

Delivering on promises. That's Imagistics.

Customer focus

Imagistics is a national organization balanced with the strengths of strong, local relationships.

Customers say Imagistics is "easy to do business with" because we're flexible, motivated, talented and experienced. We're also the only company operating exclusively in the office segment within our industry with direct national sales and service. This means customer focus.

Imagistics' direct sales model gives us a definite edge for creating customer satisfaction and loyalty. J.D. Power, in announcing the results of its 2003 Copier Customer Satisfaction Study℠, stated, "A direct or controlled sales channel can have tremendous advantages in terms of creating positive perceptions of the brand. In addition to manufacturers being able to control the price, promotion and presentation of their products through dedicated dealers, they are able to create a more direct relationship with customers and provide more satisfying service experiences."

We have a best practices strategy that drives a proven management team and a cohesive sales force where every branch fortifies its particular strengths with the knowledge and expertise gained throughout the organization.

Imagistics is an internally grown company, not a collection of acquisitions with different cultures. This provides benefits to customers, including better quality service from full-time Imagistics technicians. We are committed to growth that comes primarily from our core business. However, where we don't have a presence in certain markets, we occasionally acquire outside capabilities for incremental sales and broadening our national service platform.


CUSTOMER SATISFACTION
1
J.D. POWER
AND ASSOCIATES
COPIER/MULTIFUNCTION PRODUCT • 2003
PRESENTED TO
IMAGISTICS
BY J.D. POWER AND ASSOCIATES

"We're a growing business with a promising future. I like knowing that Imagistics is a company that can grow with us. Top-quality service and personal relationships are what distinguish Imagistics among its industry peers."

Anthony B. Anderson
Vice President Central Operations, ShopNBC

#1 in Overall Customer Satisfaction Among Copier/Multifunction Product Business Users in a Tie*
This J.D. Power and Associates study looked at product, sales and service.

** J.D. Power and Associates 2003 Copier Customer Satisfaction Study℠. Study based on responses from 2,963 small, medium and large businesses users in the first 18 months of copier ownership. www.jdpower.com*

Imagistics & ShopNBC

Established in 1990, ShopNBC is today the nation's fastest growing shopping network. An industry pioneer in the model of TV-Internet convergence, ShopNBC continues to offer its customers must-have merchandise at irresistible values via TV and the Web. Imagistics, leveraging technology to help maximize the shopping network's productivity and establish economies of scale, is providing enterprise-wide document solutions for the company.


ShopNBC

Connectivity means business.

With the industry's coming of age, there has been a dramatic shift in office document printing and communication. Imagistics helps its customers consolidate the footprint of many devices into one centralized communications hub, serving as the on and off ramps between the digital and paper worlds.









Customers are shifting rapidly to the world of digital imaging, meeting the needs of a changing workplace and transitioning to fewer, but more connected, multifunctional devices.

Businesses are relying increasingly on a "distribute-and-print" model, as they no longer want the time or expense to have their reports, papers, manuals and other documents centrally printed, distributed and stored in large quantities. Sophisticated print-on-demand documents can now be customized and printed in short runs to save customers' time, money and space in the printing and storing of large amounts of documentation.







The Most Outstanding Multifunctional Product Line of 2003.

Every single Imagistics copier-based multifunctional model tested by Buyers Lab this year won a "Pick of the Year" award in its category, and Imagistics received Most Outstanding Multifunctional Product Line of 2003. Each of the 11 Imagistics units tested provided excellent overall performance, with eight of them receiving BLI's "Highly Recommended" rating.

Superior product performance

Imagistics provides the latest technology at competitive prices.

Our product sourcing strategy allows us to be free of heavy R&D spending and long manufacturing cycles while always giving our customers the best and most up-to-date digital solutions.

We partner with top manufacturers in our industry to procure leading-edge product families. Our direct sales presence in the marketplace enables us to translate demand into marketable, benefits-based features and functionality manufactured to our specifications.

Our world-class quality and technology center, where we exhaustively test potential products, ensures excellent reliability in the field.

We continue to introduce proven, advanced new products and document solutions that add value, not work, to the workplace. They offer our customers affordable, high-productivity solutions and easy cost tracking and control.

"Imagistics units have proven to be very reliable. No other vendor's line offered as much choice and as many outstanding performers as the highly impressive Imagistics machines tested."

Ken Nardone
BLI Supervisor, Buyers Laboratory

Recently recognized by Buyers Laboratory Inc. as the company with "The Most Outstanding Multifunctional Product Line of 2003."

BUYERS LABORATORY INC.
LINE of the YEAR
2003

Devices for every application


1
2
3
4
5

1 ix2700

The ix2700 MFP is a multifunctional solution designed to fill the needs within large organizations for multipurpose devices to support smaller groups of 1 to 4 persons. Its capabilities include printing, faxing, color scanning and copying, offering both dedicated PC printing and network connected printing.

2 im2520f

The im2520f is a value leader in the low- to mid-volume MFP marketplace. As an attractive option for workgroups stepping up from desktop and lower volume devices, it serves as a communications hub. It can consolidate multiple stand-alone desktop devices, including faxes, printers and scanners, into a space saving, more capable multifunctional unit. With advanced document printing, copying, scanning, sending, and management capabilities, it can speed the distribution of information and lower expenses associated with document/data transfer.

3 cm3120

The cm3120 is a next-generation digital, high-speed multifunctional system designed to provide users with the ease and efficiency of scanning, printing and copying documents in everyday color. Designed to support both color and monochrome applications within corporate workgroups and general office environments, the cm3120 offers enhanced image quality color printing and copying, a wide range of digital art functions, and enhanced finishing options.

4 im3510

The im3510 offers networked multifunctional technology in the framework of intuitive operational simplicity coupled with sophisticated features. It is designed to lower our customers' total cost of ownership, reduce space requirements, and improve productivity. Straightforward operations, simplified configurations, ease of network connectivity, single-source print/copy/scan/fax functions and a multi-tasking operating system provide easy deployment and management of im3510 fleets across an enterprise.

5 im8130

The im8130 with advanced network scanning capabilities is designed to be the premier choice for digital MFPs in the high-volume corporate market, serving as the hub for departmental document creation and communication needs. This unit offers sophisticated print, copy and scanning capabilities and reduces paper in the office by allowing departmental users to convert hard copy documents into digital format for electronic distribution and archiving. Print-ready immediately upon installation, it provides everything the customer needs to execute all daily communication tasks, plus the convenience of walk-up copying and network scanning.

BLI's
most outstanding MFP line


Scan


imagistics





2X

estimated
connectivity
rates up 2x

15-85 ppm



Imagistics & Z-Tel Communications

Z-Tel Communications, Inc., based in Tampa, Florida, offers enhanced wireline and broadband communications solutions to consumers and businesses nationwide. A key solution provider to Sprint and a member of the Cisco Powered Network Partner Program, Z-Tel was named the third-fastest growing technology firm in North America in 2003 by Deloitte & Touche LLC and one of Florida Trend's Top 250 public companies for two consecutive years.

"The multifunctional capabilities of Imagistics products help drive our overall costs down while providing us the very latest in document management technology."

Frank Staub
Vice-President Finance and Accounting
Z-Tel Communications



Imagistics International Inc.
Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. Statements contained in this discussion that are not purely historical are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are based on management's beliefs, certain assumptions and current expectations. These statements may be identified by their use of forward-looking terminology such as the words "expects," "projects," "anticipates," "intends" and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, general economic, business and market conditions, competitive pricing pressures, timely development and acceptance of new products, our reliance on third party suppliers, potential disruptions affecting the international shipment of goods, potential disruptions in implementing information technology systems, our ability to create brand recognition under our new name and currency and interest rate fluctuations. Certain of these risks and uncertainties are discussed more fully elsewhere in this annual report and in our filings with the Securities and Exchange Commission, including our 2003 Form 10-K to be filed on or prior to March 15, 2004. The forward-looking statements contained herein are made as of the date hereof and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

Overview

Imagistics International Inc. ("Imagistics" or the "Company") is a large direct sales, service and marketing organization offering document imaging and management solutions, including copiers, multifunctional products and facsimile machines in the United States and the United Kingdom. Our primary customers include large corporate customers known as national accounts, government entities and mid-size and regional businesses known as commercial accounts. Multifunctional products, often referred to as MFPs, offer the multiple functionality of printing, copying, scanning and faxing in a single unit. In addition, we offer a range of document imaging options including digital, analog, color and/or networked products and systems.

Our strategic vision is to become the leading independent direct provider of enterprise office imaging and document solutions by providing world-class products and services with unparalleled customer support and satisfaction with a focus on multiple location customers, thus building value for our shareholders, customers and employees. Our strategic initiatives include:

- Maintaining and further strengthening major account relationships,
- Expanding our product offerings through our sourcing and distribution relationships,
- Increasing outreach of our direct sales and service force to the copier/MFP market,
- Focusing on customer needs and
- Pursuing opportunistic expansion and investments.

The principal evolution in our industry and business has been the transition to networked digital copiers/MFPs, away from single-function standalone facsimile machines and analog copiers. This transition has resulted in decreased demand for and usage of single function facsimile equipment in the marketplace. We have responded to this market development by focusing our efforts on the growth opportunities existing in our digital copier and MFP product lines. Although our total revenue has declined only slightly, the decrease in facsimile usage and our focus on the digital copier and MFP growth potential has resulted in a decrease in facsimile product line revenues, which has been offset by an increase in our copier/MFP product line revenues.

Imagistics Spin-off from Pitney Bowes

On December 11, 2000, the board of directors of Pitney Bowes Inc. ("Pitney Bowes") approved the spin-off of the U.S. and U.K. operations of its office systems business to its common stockholders as an independent, publicly traded company. On December 3, 2001, Imagistics was spun-off from Pitney Bowes pursuant to a contribution by Pitney Bowes of substantially all of Pitney Bowes' U.S. and U.K. office systems businesses to us and a distribution of our common stock to common stockholders of Pitney Bowes based on a distribution ratio of 1 share of our common stock for every 12.5 shares of Pitney Bowes common stock held at the close of business on November 19, 2001 (the "Distribution" or "Spin-off").

Pitney Bowes no longer has a financial investment in our business. We entered into a transition services agreement with Pitney Bowes providing for certain essential services to us for a limited period following the Distribution. These services were provided at cost and included information technology, computing, telecommunications, accounting, field service of equipment and dispatch call center services. We and Pitney Bowes had agreed to an extension until December 31, 2003, of the transition services agreement as it related to information technology and related services. Services provided under this extension were at negotiated market rates. Except for field service of equipment, all of the services provided by Pitney Bowes under these agreements have ceased effective December 31, 2003, in accordance with the terms of the agreements. Effective July 1, 2003, we and Pitney Bowes entered into a separate one-year service agreement on an arms-length basis relating to field service of equipment in certain remote geographic locations not covered by our direct service organization. Services provided under this agreement are at negotiated market rates.

For 2003, we paid Pitney Bowes $16.1 million in connection with the transition services agreement, field service of equipment and other administrative expenses. For 2002 and for the period from December 3, 2001 through December 31, 2001, we paid Pitney Bowes $20.4 million and $3.5 million, respectively, in connection with these agreements and certain shared corporate and administrative services.

We also entered into certain other agreements covering intellectual property, commercial relationships, leases and licensing arrangements and tax separation matters. The pricing terms of the products and services covered by the other commercial agreements reflect negotiated prices.

The consolidated financial statements for the periods prior to the Distribution include allocations of certain Pitney Bowes corporate expenses. Corporate expense allocations were charged based generally on the ratio of our costs and expenses to Pitney Bowes' costs and expenses. Pitney Bowes' allocated expenses primarily included administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $25 million for the period from January 1, 2001 through the Distribution. We believe the costs of these services charged to us were a reasonable representation of the services provided or benefits received by us. In addition, interest expense was charged to us from Pitney Bowes based upon the proportion of our net assets to Pitney Bowes' net assets. We believe that this was a reasonable method of allocation.

As part of Pitney Bowes, we also benefited from various economies of scale, including shared global administrative functions and shared facilities. Our costs and expenses have and may continue to increase as a result of the loss of these economies of scale and we have incurred greater expenses associated with our status as a stand-alone public company.

Basis of Financial Statement Presentation

The consolidated financial statements include certain historical assets, liabilities and related operations of the United States and United Kingdom office systems businesses, which were contributed to us from Pitney Bowes prior to the Distribution. The consolidated financial statements as of and for the years ended December 31, 2003 and 2002 depict our results as a stand-alone company. The consolidated financial statements for periods prior to the Distribution were derived from the financial statements and accounting records of Pitney Bowes using the historical results of operations and historical basis of assets and liabilities of the United States and United Kingdom office systems businesses. Prior to the formation of Imagistics, the office systems business was operated as a division of Pitney Bowes, and, as such, Pitney Bowes' investment in Imagistics is shown in lieu of stockholders' equity in the consolidated financial statements for periods prior to the Distribution. We began accumulating retained earnings on the date of the Distribution. We believe the assumptions underlying the consolidated financial statements for the year ended December 31, 2001 are reasonable. However, the consolidated financial statements included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows as of and for the year ended December 31, 2001 would have been for periods prior to the Distribution had we operated as a stand-alone entity during those periods.

Critical Accounting Policies and Significant Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include assessing the allocation of costs from Pitney Bowes, usage of equipment for rental assets billed in arrears, sales returns, usage adjustments and other allowances for equipment sales, equipment rentals and service contract billings, the collectibility of accounts receivable, the use and recoverability of inventory, the useful lives of tangible assets, the realization of deferred taxes and an evaluation of the potential impairment, if any, of goodwill and other long-lived assets, among others. The markets for our products are characterized by intense competition, rapid technological development and pricing pressures, all of which could affect the future realizability of our assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates. We have identified certain accounting policies that are critical to the understanding of our results of operations due to the judgment management must make in their application. These significant accounting policies are outlined below.

Revenue recognition

Revenue on equipment and supplies sales is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. For copier/MFP equipment, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the installation of the equipment at the customer location. For facsimile equipment and facsimile supplies, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the delivery of the facsimile equipment and the facsimile supplies to the customer location. We record a provision for estimated sales returns and other allowances based upon historical experience.

Rental contracts, which often include supplies, are generally for an initial term of three years with automatic renewals unless we receive prior notice of cancellation. Under the terms of rental contracts, we bill our customers a flat periodic charge and/or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable. We record a provision for estimated usage adjustments on rental contracts based upon historical experience.

Support services contracts, which typically include supplies, are generally for an initial term of one year with automatic renewals unless we receive prior notice of cancellation. Under the terms of support services contracts, we bill our customers either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable. We record a provision for estimated usage adjustments on service contracts based upon historical experience.

Certain rental and support services contracts provide for invoicing in advance, generally quarterly. Revenue on contracts billed in advance is deferred and recognized as earned revenue over the billed period. Certain rental and support services contracts provide for invoicing in arrears, generally quarterly. Revenue on contracts billed in arrears is accrued based upon a flat periodic charge and/or estimated usage and recognized in the period in which it is earned.

We enter into arrangements that include multiple deliverables, which typically consist of the sale of equipment with a support services contract. We account for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting based on the residual method, which requires the allocation of the revenue based on the fair value of the undelivered items. Fair value of support services is primarily determined by reference to renewal pricing of support services contracts when sold on a stand-alone basis.

Accounts receivable

Accounts receivable are stated at net realizable value by recording allowances for those accounts receivable amounts that we believe are uncollectible. Our estimate of losses is based on prior collection experience including evaluating the credit worthiness of each of our customers, analyzing historical bad debt write-offs and reviewing the aging of the receivables. Our allowance for doubtful accounts includes amounts for specific accounts that we believe are uncollectible, as well as amounts that have been computed by applying certain percentages based on historic loss trends, to certain accounts receivable aging categories.

Inventory valuation

Inventories are valued at the lower of cost or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Inventory provisions are calculated using management's best estimates of inventory value based on the age of the inventory, quantities on hand compared with historical and projected usage and current and anticipated demands.

Depreciation of rental equipment

Rental equipment is comprised of equipment on rent to customers and is depreciated using the straight-line method over the estimated useful life of the equipment. Copier equipment is depreciated over three years and facsimile equipment placed in service before October 1, 2003 is depreciated over five years. Facsimile equipment placed in service on or after October 1, 2003 is depreciated over three years.

Capitalized computer software costs

We capitalize certain costs of internally developed software. Capitalized internal costs include purchased materials and services and payroll and payroll related costs. Costs for general administration, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to seven years. The unamortized balance of internally developed software is included in fixed assets in the consolidated balance sheets.

Goodwill

We evaluate goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles are not amortized into results of operations, but instead are reviewed periodically for impairment with any resulting impairment charged to results of operations only in the periods in which the recorded value of goodwill and intangibles is more than their fair value. SFAS No.142 prescribes a two-step method for determining goodwill impairment. In the first step, the implied fair value of the reporting unit's goodwill is compared to the carrying amount of goodwill. If the carrying amount of goodwill is greater than the implied fair value of goodwill, the second step of the impairment test is required and the fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of the assets and liabilities in the same manner performed in a purchase price allocation. The fair value of the goodwill is then compared to its carrying amount to determine if there is goodwill impairment. We completed our review of goodwill in accordance with SFAS No. 142 effective October 1, 2003 and have determined that our recorded goodwill is not impaired.

Deferred taxes on income

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities based on the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the periods the temporary differences are expected to be settled. A valuation allowance is established, as needed, to reduce net deferred tax assets to realizable value. A valuation allowance has not been established for our deferred tax assets as we believe it is more likely than not, they will be realized.

Financial instruments

We recognize all derivative financial instruments as assets and liabilities and measure them at fair value. All derivative financial instruments were designated and qualified as cash flow hedges and, accordingly, the effective portions of changes in fair value of the derivative were recorded in other comprehensive income and were recognized in the income statement when the hedged item affected earnings.

Historically, we used interest rate swap agreements to manage and reduce risk related to interest payments on our debt instruments. During the third quarter of 2003, we revised our cash flow estimates and disposed of our two interest rate swap agreements and as a result, reclassified the cumulative change in the fair market value of the interest rate swap agreements from other comprehensive income into interest expense.

Overview of 2003 Financial Results

Total revenue for 2003 decreased 1% to $622 million from 2002 revenue of $630 million. Net income in 2003 was $20 million, or $1.19 per diluted common share, compared with net income of $16 million, or $0.86 per diluted common share in 2002.

Revenues

The following table shows our revenue sources by product line for the periods indicated.

(dollars in millions)	Year ended December 31,		
	2003	2002	2001
Copier/MFP product line	$ 402	$ 375	$ 357
Facsimile product line	220	255	269
Total revenue	$ 622	$ 630	$ 626

The following table shows our revenue excluding Pitney Bowes of Canada Ltd. ("Pitney Bowes of Canada") and revenue from Pitney Bowes of Canada for the periods indicated.

(dollars in millions)	Year ended December 31, 2003	2002	2001
Revenue excluding Pitney Bowes of Canada	$ 593	$ 602	$ 620
Revenue from Pitney Bowes of Canada	29	28	6
Total revenue	$ 622	$ 630	$ 626

Sales to Pitney Bowes of Canada under a reseller arrangement are at margins significantly below the margins on sales to our direct customers. Prior to the Distribution, sales to Pitney Bowes of Canada were primarily accounted for as intercompany transfers. We expect to maintain a reseller arrangement with Pitney Bowes of Canada, however, we are unable to predict the future level of sales to Pitney Bowes of Canada. We believe it is useful to analyze sales excluding sales to Pitney Bowes of Canada in order to better evaluate the effectiveness of our direct sales and marketing initiatives and our pricing policies.

The following table shows our revenue by geographic segment for the periods indicated.

(dollars in millions)	Year ended December 31, 2003	2002	2001
United States	$ 602	$ 608	$ 606
United Kingdom	20	22	20
Total revenue	$ 622	$ 630	$ 626

The following table shows our revenue and growth rates by revenue type and product line for the periods indicated.

(dollars in millions)	2003		2002		2001	
	Revenue	Growth rate	Revenue	Growth rate	Revenue	Growth rate
Sales						
Copier/MFP products	$ 224	8%	$ 207	4%	$ 199	(2%)
Facsimile products	92	(15%)	108	(1%)	109	(10%)
Total sales	316	—	315	2%	308	(5%)
Rentals						
Copier/MFP products	101	7%	94	7%	88	9%
Facsimile products	121	(12%)	138	(8%)	149	(1%)
Total rentals	222	(4%)	232	(2%)	237	2%
Support services						
Copier/MFP products	76	4%	74	3%	72	(8%)
Facsimile products	8	(16%)	9	2%	9	(2%)
Total support services	84	1%	83	3%	81	(7%)
Total revenue	$ 622	(1%)	$ 630	1%	$ 626	(3%)

Results of Operations

The following table shows our statement of operations data, expressed as a percentage of total revenue, for the periods indicated. The table also shows cost of sales as a percentage of sales revenue, cost of rentals as a percentage of rental revenue and our effective income tax rate.

	As a % of total revenue, except as noted Year ended December 31,		
	2003	2002	2001
Equipment sales	27%	25%	25%
Supplies sales	24%	25%	24%
Total sales	51%	50%	49%
Equipment rentals	36%	37%	38%
Support services	13%	13%	13%
Total revenue	100%	100%	100%
Cost of sales	31%	32%	31%
Cost of rentals	12%	13%	15%
Selling, service and administrative expenses	50%	50%	49%
Operating income	7%	5%	5%
Interest expense	1%	1%	2%
Income before income taxes	6%	4%	3%
Provision for income taxes	3%	2%	1%
Net income	3%	2%	2%
Cost of sales as a percentage of sales revenue	61.0%	63.0%	63.7%
Cost of rentals as a percentage of rental revenue	32.5%	36.2%	38.8%
Effective tax rate	43.1%	39.9%	40.1%

We consider revenue from equipment rentals, supplies sales and support services to be recurring because they typically are derived from equipment rentals subject to multi-year contracts and from supplies sales and support services, which are a natural consequence of the use of our installed base of equipment. Although the initial term of our rental contracts are generally three years, they typically provide a continuing stream of revenue resulting from automatic renewal options or new rental contracts for replacement equipment. Historically, our recurring revenue has consistently been in the range of approximately 73% - 75% of total revenue. However, we cannot provide any assurance that our recurring revenue will continue at these rates. We believe this information is useful because it indicates our ability to generate a consistent revenue base.

Years ended December 31, 2003 and December 31, 2002

Revenue. In 2003, total revenue of $622 million declined 1% from the prior year total revenue of $630 million, primarily reflecting lower rental revenue, partially offset by higher support services revenue.

Equipment and supplies sales revenue of $316 million increased slightly in 2003 from $315 million in 2002. Copier/MFP sales revenue increased 8% resulting from increased placements in our mid-market digital black and white and color copiers/MFPs as well as higher supplies sales. Facsimile sales revenue declined 15% due to lower equipment and supplies sales resulting from the anticipated lower industry-wide facsimile usage.

Equipment rental revenue of $222 million declined 4% in 2003 from $232 million in 2002, reflecting the continued expected decline in facsimile rental revenues, partially offset by an increase in copier/MFP rental revenues. Rental revenue derived from our copier/MFP product line increased 7% reflecting increases in page volumes and new placements in our mid-level digital black and white and color product categories as well as growth in the overall installed rental population resulting from a continuing copier/MFP marketing focus on national accounts, which prefer a rental placement strategy similar to that of our historic facsimile product placement strategy. Rental revenue from our facsimile product line declined 12% versus the prior year reflecting a lower installed base and lower pricing on new placements and renewals compared to expiring contracts.

Support services revenue, primarily derived from stand-alone service contracts, increased 1% to $84 million in 2003 from $83 million in 2002, reflecting a product mix shift toward higher-end copiers/MFPs, offset by lower facsimile service revenue due to lower pricing.

Cost of sales. Cost of sales was $193 million in 2003 compared with $198 million in 2002 and as a percentage of sales revenue declined to 61.0% in 2003 from 63.0% in 2002. This decline was due to lower obsolete inventory provisions, the impact of our disciplined focus on improving profit margins and lower product cost, partially offset by an increase in the mix of copier/MFP product sales, which have a higher cost of sales percentage than facsimile sales. The provision to write our inventory down to net realizable value declined $8 million to $7 million in 2003 from $15 million in 2002.

Cost of rentals. Cost of rentals was $72 million in 2003 compared with $84 million in 2002 and as a percentage of rental revenue declined to 32.5% in 2003 from 36.2% in 2002. This decline resulted from product cost improvements coupled with the impact of our disciplined focus on improving profit margins, partially offset by an increase in the mix of copier/MFP product rentals, which have a higher cost as a percentage of rental revenue than facsimile machines.

Selling, service and administrative expenses. Selling, service and administrative expenses of $313 million were 50.3% of total revenue in 2003 compared with $312 million or 49.5% of total revenue in 2002. Selling, service and administrative expenses increased slightly over the prior year primarily resulting from higher information technology and associated administrative expenses related to maintaining legacy systems while incurring costs relating to our enterprise resource planning ("ERP") project, partially offset by lower employee compensation and benefit expenses and lower advertising.

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administrative costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $17 million and $16 million for the years ended December 31, 2003 and 2002, respectively.

Field sales and service operating expenses are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, cost of rentals or cost of support services is practicable.

Interest expense. Interest expense was $8 million in 2003 and 2002. Interest expense in 2003 included a loss of $2.8 million resulting from the reclassification from accumulated other comprehensive loss related to the disposition of our two interest rate swap agreements. Interest expense for 2002 included a loss of $0.4 million resulting from the prepayment of $8 million of the Term Loan and associated unwinding of a portion of one of the interest rate swap agreements. Excluding the impact of these losses, interest expense decreased as a result of lower debt levels coupled with lower interest rates. The weighted average interest rate was 5.8% for 2003 versus 7.1% for 2002. As of December 31, 2003 we had no interest rate swap agreements outstanding.

Effective tax rate. Our effective tax rate was 43.1% in 2003 compared with 39.9% in 2002 due to an increase in state and local income taxes, a change in the estimate of the deductibility for tax purposes of certain expenses, and a foreign deemed dividend net of foreign tax credits. Our future effective tax rate will depend on our structure and tax strategies as well as any future jurisdictional rate changes and could vary from our historical effective tax rates.

Years ended December 31, 2002 and December 31, 2001

Revenue. In 2002, total revenue of $630 million increased 1% over the prior year total revenue of $626 million, reflecting higher sales and support services revenue, partially offset by lower rental revenue. Revenue attributable to sales to Pitney Bowes of Canada pursuant to the reseller agreement that became effective upon the Distribution amounted to $28 million. Prior to the Distribution, sales to Pitney Bowes of Canada were primarily accounted for as intercompany transfers. Excluding the impact of sales to Pitney Bowes of Canada, revenue declined 3% versus 2001. We believe the revenue comparison excluding sales to Pitney Bowes of Canada eliminates any changes in revenue resulting from the different accounting treatment of sales to Pitney Bowes of Canada in 2002 and reflects a more meaningful comparison of our revenue performance.

Equipment and supplies sales revenue of $315 million increased 2% in 2002 from $308 million in 2001. Excluding the impact of sales to Pitney Bowes of Canada, sales revenue declined 5% compared with the prior year. Copier/MFP sales revenue excluding Pitney Bowes of Canada declined 2% resulting from the continued implementation of our strategy to shift the marketing focus of our copier product line from sales to rentals. Facsimile sales revenue excluding Pitney Bowes of Canada declined 10% due to lower equipment and supplies sales resulting from lower facsimile equipment usage in the U.S. marketplace.

Equipment rental revenue of $232 million decreased 2% in 2002 from $237 million in 2001, reflecting a decline in facsimile rental revenue partially offset by an increase in copier rental revenue resulting from a continuing copier marketing focus on national accounts, which prefer a rental placement strategy. Rental revenue derived from our copier product line increased 7% reflecting growth in the overall installed rental population as well as the impact of increased placements of our high-end copiers and MFPs. Rental revenue from our facsimile product line decreased 8% versus the prior year resulting from lower pricing and a lower installed base.

Support services revenue, primarily derived from stand-alone service contracts, increased 3% to $83 million in 2002 from $81 million in 2001, reflecting the combination of higher contract pricing associated with the increased placement of high-end digital copier/MFP products in the United States and increased facsimile placements in the United Kingdom.

Cost of sales. Cost of sales was $198 million in 2002 compared with $197 million in 2001 and as a percentage of sales revenue declined to 63.0% in 2002 from 64.4% in 2001. This decline resulted from lower product costs and lower provision for obsolete inventory, partially offset by the impact of equipment sales to Pitney Bowes of Canada under the reseller agreement and an increase in the mix of copier equipment and MFPs, which have a higher cost of sales percentage than facsimile sales. The provision to write our inventory down to net realizable value declined $6 million to $15 million in 2002 from $21 million in 2001.

Cost of rentals. Cost of rentals was $84 million in 2002 compared with $92 million in 2001 and as a percentage of rental revenue declined to 36.2% in 2002 from 38.8% in 2001. This decline resulted from the impact of our disciplined focus on improving profit margins coupled with product cost improvements, partially offset by an increase in the mix of copier and multifunctional product rentals which have a higher cost as a percentage of rental revenue than facsimile machines.

Selling, service and administrative expenses. Selling, service and administrative expenses of $312 million were 50% of total revenue in 2002 compared with $306 million or 49% of total revenue in 2001. Selling, service and administrative expenses increased 2% over the prior year resulting from increased finance and administration costs associated with becoming an independent public company and advertising expenditures associated with our brand awareness campaign, partially offset by the impact of fewer employees and lower bad debt write-offs.

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administrative costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $16 million for each of the years ended December 31, 2002 and 2001.

Included in selling, service and administrative expenses in 2001 are allocated amounts from Pitney Bowes, reflecting our share of overhead costs related to shared selling, service and administrative expenses. Field sales and service operating expenses are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, cost of rentals or cost of support services is practicable.

Interest expense. Interest expense decreased to $8 million in 2002 from $10 million in 2001, primarily as a result of lower debt levels. Interest expense for 2002 included a loss of $0.4 million resulting from the prepayment of $8 million of the Term Loan and associated unwinding of a portion of one of the interest rate swap agreements. Prior to the Distribution, we participated in Pitney Bowes' centralized cash management program, which was used to finance our operations. Interest expense for the first nine months of 2001 represented an allocation from Pitney Bowes based upon the proportion of our net assets to Pitney Bowes' net assets. The Pitney Bowes' weighted average borrowing rate was approximately 6.7% in the first nine months of 2001. Interest expense for the last three months of 2001, when we no longer participated in the Pitney Bowes centralized cash management program, was $1.3 million. The weighted average interest rate was 7.1% for 2002 and 6.3% for the last three months of 2001.

Effective tax rate. Our effective tax rate was 39.9% in 2002 compared with 40.1% in 2001. Prior to the Distribution, our income was included in the Pitney Bowes consolidated income tax returns and our tax expense was calculated as if Imagistics and Pitney Bowes filed separate income tax returns.

Expansion of Sales and Service Capabilities

During 2003, we acquired substantially all of the assets and business of one independent dealer of copier and multifunctional equipment and related support services and during 2001, we acquired substantially all of the assets and business of one independent dealer of copier and multifunctional equipment and related support services, to expand our geographic sales and service capabilities. These acquisitions, individually or in the aggregate, were not significant to our financial position or results of operations. These acquisitions were accounted for using the purchase method of accounting. The purchase price, including direct costs of the acquisitions, was allocated to acquired assets and assumed liabilities. The excess of the purchase price over the net tangible assets acquired was recorded as goodwill. The operating results of these acquisitions are included in our financial statements from the dates of the respective acquisitions.

Liquidity and Capital Resources

On November 9, 2001 we entered into a Credit Agreement with a group of lenders (the "Credit Agreement") that provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $225 million, comprised of a $125 million Revolving Credit Facility (the "Revolving Credit Facility") and a $100 million Term Loan (the "Term Loan"). The term of the Revolving Credit Facility is five years and the term of the Term Loan is six years.

We have pledged substantially all of our assets plus 65% of the stock of our subsidiary as security for our obligations under the Credit Agreement. Available borrowings and letter of credit issuance under the Revolving Credit Facility are determined by a borrowing base consisting of a percentage of our eligible accounts receivable, inventory, rental assets and accrued and advance billings, less outstanding borrowings under the Term Loan.

The Credit Agreement contains financial covenants that require the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") and a maximum leverage ratio (total debt to EBITDA), as well as other covenants, which, among other things, place limits on dividend payments and capital expenditures. The Credit Agreement allowed us to originally repurchase up to $20 million of our stock and to make acquisitions up to an aggregate consideration of $30 million. At December 31, 2003 and 2002, we were in compliance with all of the financial covenants.

Originally, amounts borrowed under the Revolving Credit Facility bore interest at variable rates based, at our option, on either the LIBOR rate plus a margin of from 2.25% to 3.00%, depending on our leverage ratio, or the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on our leverage ratio. Amounts borrowed under the Term Loan bore interest at variable rates based, at our option, on either the LIBOR rate plus a margin of 3.50% or 3.75%, depending on our leverage ratio, or the Fleet Bank base lending rate plus a margin of 2.50% or 2.75%, depending on our leverage ratio. A commitment fee of from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility was payable quarterly, in arrears, depending on our leverage ratio.

The Credit Agreement required us to manage our interest rate risk with respect to at least 50% of the aggregate principal amount of the Term Loan for a period of at least 36 months. Accordingly, we entered into two interest rate swap agreements in the notional amounts of $50 million and $30 million expiring in February 2005 to convert the variable interest rate payable on the Term Loan to a fixed interest rate in order to hedge the exposure to variability in expected future cash flows. These interest rate swap agreements were designated as cash flow hedges. The counterparties to the interest rate swap agreements were major international financial institutions. Under the terms of the swap agreements, we received payments based upon the 90-day LIBOR rate and remitted payments based upon a fixed rate. The fixed interest rates were 4.17% and 4.32% for the $50 million and the $30 million swap agreements, respectively.

Our initial borrowings of $150 million under the Credit Agreement, consisting of $100 million under the Term Loan and $50 million under the Revolving Credit Facility, were used to repay amounts due to Pitney Bowes and to pay a dividend to Pitney Bowes. At December 31, 2001, Pitney Bowes Credit Corporation ("PBCC") provided substantially all of our Term Loan. During 2002, PBCC disposed of its commitments under the Credit Agreement and is no longer a participant in the Credit Agreement.

On March 19, 2002, the Credit Agreement was amended to increase the total amount of our stock permitted to be repurchased from $20 million to $30 million. On July 19, 2002, the Credit Agreement was amended to increase the total amount of our stock permitted to be repurchased from $30 million to $58 million and to reduce the Term Loan interest rates to LIBOR plus a margin of from 2.75% to 3.75%, depending on our leverage ratio, or to the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on our leverage ratio. On March 5, 2003, the Credit Agreement was amended to increase the total amount of stock permitted to be repurchased from $58 million to $78 million, to reduce the minimum EBITDA covenant to $100 million for the remainder of the term of the Credit Agreement and to revise the limitation on capital expenditures. On May 16, 2003, the Credit Agreement was further amended (the "Fourth Amendment") to reduce the aggregate amount of the Revolving Credit Facility from $125 million to $95 million, to delete the requirement that we maintain interest rate protection with respect to at least 50% of the aggregate principal amount of the Term Loan, to reduce and fix the Term Loan interest rate to LIBOR plus a margin of 2.25%, from LIBOR plus a margin of from 2.75% to 3.75%, depending on our leverage ratio, or to the Fleet Bank base lending rate plus a margin of 1.25%, from the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on our leverage ratio, to reduce and fix the Revolving Credit Facility interest rate to LIBOR plus a margin of 1.25%, from LIBOR plus a margin of from 2.25% to 3.00%, depending on our leverage ratio, or to the Fleet Bank base lending rate plus a margin of 0.25%, from the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on our leverage ratio and to fix our commitment fee at 0.375% on the average daily unused portion of the Revolving Credit Facility from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility, depending on our leverage ratio.

During the third quarter of 2002, we revised our cash flow estimates and prepaid $8 million of the amount outstanding under the Term Loan. This prepayment was covered by a portion of the $30 million interest rate swap agreement that had been designated as a cash flow hedge. Since it was no longer probable that the hedged forecasted transactions related to the $8 million Term Loan prepayment would occur, we recognized a loss related to that portion of the swap agreement underlying the amount of the prepayment by reclassifying $0.4 million from accumulated other comprehensive loss into interest expense. We also unwound $8 million of the $30 million interest rate swap agreement.

During the third quarter of 2003, we revised our cash flow estimates and prepaid $20 million of the amount outstanding under the Term Loan. In light of this revision, the deletion of the interest rate protection requirement resulting from the Fourth Amendment and our consistent historical positive cash flow and near term estimated operating and capital expenditure requirements, we disposed of our two interest rate swap agreements in the notional amounts of $50 million and $22 million. Accordingly, we reclassified $2.8 million from accumulated other comprehensive loss into interest expense because it was no longer probable that the hedged forecasted transactions would occur.

At December 31, 2003, $63 million of borrowings were outstanding under the Credit Agreement, consisting of $10 million of borrowings under the Revolving Credit Facility and $53 million of borrowings under the Term Loan, and the borrowing base amounted to approximately $123 million. As of February 27, 2004, $78 million of borrowings were outstanding under the Credit Agreement, consisting of $25 million of borrowings under the Revolving Credit Facility and $53 million of borrowings under the Term Loan and the borrowing base amounted to approximately $123 million. Approximately $84 million of the Revolving Credit Facility was available for borrowing at December 31, 2003 and approximately $69 million of the Revolving Credit Facility was available for borrowing at February 27, 2004. The Term Loan is payable in 12 consecutive equal quarterly installments of $0.1 million due March 31, 2004 through December 31, 2006, three consecutive equal quarterly installments of $12.9 million due March 31, 2007 through September 30, 2007 and a final payment of $12.9 million due at maturity.

At December 31, 2003, one irrevocable standby letter of credit in the amount of $0.9 million was outstanding as security for our casualty insurance program. There were no letters of credit outstanding at December 31, 2002 and 2001.

The ratio of current assets to current liabilities increased to 2.7 to 1 at December 31, 2003 compared to 2.6 to 1 at December 31, 2002 due to an increase in accounts receivable and a reduction in advance billings, partially offset by decreases in cash and inventories and an increase in accounts payable. At December 31, 2003, our total debt as a percentage of total capitalization declined to 19.2% from 21.9% at December 31, 2002 due to debt repayments.

In October 2003, we began the implementation of Phase II of our ERP system, consisting of order management, order fulfillment, billing, cash collection, service management and sales compensation. As a result of this implementation, we have experienced, as expected, certain temporary processing inefficiencies, which have resulted in a short-term increase in our working capital requirements, particularly accounts receivable, due to the standardization of our billing practices and schedules across all product lines and the initial temporary suspension in invoicing our customers during the conversion to our new ERP system. We believe that the increase in accounts receivable is temporary and that we will collect substantially all of the amounts billed to customers that were temporarily suspended. However, if collection losses related to these amounts are significantly higher than our historical experience, we would recognize an increase in our provision for bad debt in the near future. In addition, certain of the temporary processing inefficiencies have resulted in delays in certain product shipments, service responsiveness and potential inaccuracies in calculated sales compensation. These issues, coupled with certain revisions to our billing practices, could have a negative impact on customer service and satisfaction, which could result in a potential loss of business. We are now engaged in a period of stabilization and clean up, as is typical of a large ERP implementation and we anticipate this transition will be completed during 2004. Although no assurance can be given that these efforts will be successful in the time periods expected, other than the temporary increase in working capital requirements, we do not anticipate that these issues will have a material adverse effect on our financial position, results of operations or future cash flows.

Our cash flows from operations, together with borrowings under the Credit Agreement, are expected to adequately finance our ordinary operating cash requirements and capital expenditures for the foreseeable future. We expect to fund further expansion and long-term growth primarily with cash flows from operations, together with borrowings under the Credit Agreement and possible future sales of additional equity or debt securities.

Net cash provided by operating activities was $83 million, $158 million and $148 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net income was $20 million, $16 million and $13 million in 2003, 2002 and 2001, respectively. Non-cash charges for depreciation and amortization and provisions for bad debt and inventory obsolescence in the aggregate provided cash of $89 million, $102 million and $116 million for 2003, 2002 and 2001, respectively. The provision for bad debt of $12 million in 2001 reflected an increase in the rate of delinquencies. In 2003, the provision to write down excess and obsolete inventory amounted to $7 million. In 2002 and 2001 the provision to write down excess and obsolete inventory amounted to $15 million and $21 million, respectively, to recognize the impact of the continuing market shift from analog to digital equipment on the market value of our inventory. Changes in the principal components of working capital required cash of $30 million in 2003 and provided cash of $38 million and $21 million in 2002 and 2001, respectively. Cash used to satisfy the $30 million increase in our working capital requirements in 2003 included an increase in accounts receivable of $29 million resulting from the planned temporary suspension of invoicing our customers during the conversion to a new invoicing system associated with the implementation of our ERP system, a decrease in inventories of $12 million resulting from reduced inventory levels and a reduction in advance billings of $11 million related to the rescheduling of our facsimile product line billings to coincide with our copier/MFP billings associated with our ERP implementation. Of the $38 million of cash provided by working capital changes in 2002, approximately $17 million was due to improved collection results. In addition, approximately $18 million resulted from the accrual in our accounts of costs that had been included in amounts due to Pitney Bowes prior to the Distribution and included $7 million in income taxes, $5 million in employee medical and benefit costs and $6 million of higher accrual levels for administrative costs associated with becoming an independent public company. In addition, approximately $3 million of the increase in accounts payable and accrued liabilities in 2002 resulted from costs associated with the ERP project.

We used $55 million, $67 million and $85 million in investing activities for the years ended December 31, 2003, 2002 and 2001, respectively. Investment in rental equipment assets totaled $35 million, $48 million and $66 million in 2003, 2002 and 2001, respectively. The lower level of rental equipment expenditures in 2003 and 2002 results from product cost improvements and a reduction in new facsimile rental equipment placements resulting from expected continuing lower demand. Capital expenditures for property, plant and equipment were $16 million, $19 million and $18 million in 2003, 2002 and 2001, respectively, of which the investment in our ERP system accounted for $9 million, $10 million and $7 million, respectively. In 2003 and 2001, we acquired independent dealers to expand our sales and service capabilities as described above under "Expansion of Sales and Service Capabilities."

Cash used in financing activities was $36 million, $79 million and $47 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash used in financing activities in 2003 reflects repayments under the Term Loan of $21 million partially offset by net borrowings under the Revolving Credit Facility of $10 million. Cash used in financing activities in 2002 reflects repayments of $17 million under the Revolving Credit Facility and $26 million under the Term Loan. In 2001, cash used in financing activities reflects advances to Pitney Bowes offset by increases in amounts due to Pitney Bowes for corporate allocations and other intercompany charges, as well as borrowings of $100 million under the Term Loan and net borrowings of $17 million under the Revolving Credit Facility. In 2001, we used borrowings under the Term Loan and Revolving Credit Facility to repay amounts due to Pitney Bowes and to pay a dividend to Pitney Bowes. Cash used in financing activities in 2003 and 2002 reflects the repurchase of 1.3 million shares of our stock at a cost of $28 million and 1.9 million shares at a cost of $37 million, respectively. In March 2002, the Board of Directors approved a $30 million stock buy-back program. In October 2002, the Board of Directors authorized the repurchase of an additional $28 million of our stock, raising the total authorization to $58 million. In July 2003, the Board of Directors authorized the repurchase of an additional $20 million of our stock, raising the total authorization to $78 million and, as of December 31, 2003, we have accumulated approximately 3.2 million shares of treasury stock at a cost of approximately $65 million. Currently, we intend to continue repurchasing our stock.

The following table depicts our future payments under material contractual obligations as of December 31, 2003:

(dollars in millions)	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 63	$ 1	$ 62	$ –	$ –
Operating leases	37	11	22	4	–

Long-term debt payments are related to the Credit Agreement. Payments under operating leases relate to the lease and sub-lease of properties including sales and service offices under long-term lease agreements with initial terms extending from two to fifteen years as described in "Properties" located in Part I, Item 2 of this 2003 Annual Report on Form 10-K.

We have no material commitments other than supply agreements with vendors that extend only to equipment supplies and parts ordered under purchase orders; there are no long-term purchase requirements. We do not have any capital leases or off-balance sheet arrangements to finance our business.

We will continue to make additional investments in facilities, rental equipment, computer equipment and systems and our distribution network as required to support our operations. We anticipate investments in rental equipment assets for new and replacement programs in amounts consistent with the recent past.

We estimate that we will spend approximately $12 million during the first half of 2004 to continue to enhance our information systems infrastructure and implement our ERP system.

In connection with the Distribution, we entered into certain agreements pursuant to which we may be obligated to indemnify Pitney Bowes with respect to certain matters.

We agreed to assume all liabilities associated with our business, and to indemnify Pitney Bowes for all claims relating to our business. These may be claims by or against Pitney Bowes or us relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

We and Pitney Bowes entered into a tax separation agreement, which governs our and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligated us not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates us to indemnify Pitney Bowes and affiliates to the extent that any action we take or fail to take gives rise to a tax liability with respect to the Distribution.

In each of these circumstances, payment by us is contingent on Pitney Bowes making a claim. As such, it is not possible to predict the maximum potential future payments under these agreements. As of December 31, 2003, we had not paid any material amounts to Pitney Bowes pursuant to the above indemnifications. However, we have paid amounts to defend and resolve claims and litigation related to our business that we assumed as part of the Spin-off. We believe that if we were to incur a loss in any of these matters, such loss would not have a material effect on our financial position, results of operations or cash flows.

Risk Factors That Could Cause Results to Vary

Risk factors relating to our business

The document imaging and management industry is undergoing an evolution in product offerings, moving toward the use of networked, digital and color technology in a multifunctional office environment. Our continued success will depend to a great extent on our ability to respond to this rapidly changing environment by developing new options and document imaging solutions for our customers.

The proliferation of e-mail, multifunctional products and other technologies in the workplace has led to a reduction in the use of traditional copiers and facsimile machines. We must be able to continue to obtain products with the appropriate technological advancements in order to remain successful. We cannot anticipate whether other technological advancements will substantially minimize the need for our products in the future. Many of our rental customers have contract provisions allowing for technology and product upgrades during the term of their contract. If we have priced these upgrades improperly, this may have an adverse effect on our profitability and future business. If many of our customers exercise their contractual rights to upgrade to digital equipment, we may experience returns of a large number of analog machines and a subsequent loss of book value on these machines.

The document imaging solutions industry is very competitive; we may be unable to compete favorably, causing us to lose sales to our competitors, many of whom are substantially larger and possess greater financial resources. Our future success depends, in part, on our ability to deliver enhanced products, service packages and business processes such as e-commerce capabilities, while also offering competitive price levels.

We rely on outside suppliers to manufacture the products that we distribute, many of whom are located in the Far East. In addition, our primary suppliers sell products in competition with us, either directly or through dealer channels. Three manufacturers supply a significant portion of our new copier and multifunctional equipment. If these manufacturers discontinue their products or are unable to deliver us products in the future or if political changes, economic disruptions or natural disasters occur where their production facilities are located, we will be forced to identify an alternative supplier or suppliers for the affected product. In addition, although we have worked with our suppliers and freight forwarders to mitigate the potential impacts of an outbreak of infectious disease affecting our supply chain, should our manufacturers become affected by epidemics of infectious diseases, including outbreaks such as severe acute respiratory syndrome, we could be forced to identify an alternative supplier or suppliers for the affected product. Although we are confident that we can identify alternate sources of supply, we may not be successful in doing so. Even if we are successful, the replacement product may be more expensive or may lack certain features of the discontinued product and we may experience some delay in obtaining the product. Other events that disrupt the shipment to or receipt of ocean freight at U.S. ports, such as labor unrest, war or terrorist activity could delay, prevent or add substantial cost to our receipt of such products. Any of these events would cause disruption to our customers and could have an adverse effect on our business.

We have a geographic dispersion of business and assets located across the United States comprised of our sales, service and distribution facilities. Changes in international, national or political conditions, including terrorist attacks could impact the sales, service and distribution of our products to our customers and could have an adverse effect on our business.

Inflation

Inflation, although moderate in recent years, continues to affect worldwide economies and the ways companies operate. Although the cost of copier, facsimile and multifunctional equipment has been declining for the last two years, inflation increases labor costs and operating expenses and may, in the future, raise costs associated with replacement of fixed assets such as rental equipment. Industry-wide pricing pressures have negatively impacted our profit margins, but we have generally been able to partially offset declining profit margins through productivity and efficiency improvements and control of operating expense levels.

Foreign currency

A portion of our international business is transacted in local currency. In 2003 and 2002, approximately 20% of our total product purchases, based on costs, were denominated in yen and in 2001, approximately 68% or our total product purchases, based on costs, were denominated in yen. Our margins were negatively impacted in 2003 and 2002 because the strong Japanese yen resulted in higher product costs on yen denominated purchases from our Japanese vendors. Our margins were positively impacted in 2001 as the weak Japanese yen resulted in lower product costs on yen denominated purchases from our Japanese vendors. In 2003 and 2002, the value of the yen increased approximately 9% and 8% against the U.S. dollar, respectively, while in 2001, the value of the yen declined approximately 12% against the U.S. dollar. The majority of our remaining product purchases are denominated in U.S. dollars and are produced by Japanese suppliers in manufacturing facilities located in China. Currently, the exchange rate of the Chinese renminbi and the U.S. dollar is fixed. If the Chinese government were to revalue the Chinese renminbi and the nominal value of the renminbi rises, the resultant impact on the exchange rate of the Chinese renminbi and the U.S. dollar could have a negative impact on our product cost. We do not currently utilize any form of derivative financial instruments to manage our exchange rate risk. We manage our foreign exchange risk by attempting to pass through to our customers any cost increases related to foreign currency exchange. However, no assurance can be given that we will be successful in passing cost increases through to our customers in the future.

Risk factors relating to separating our company from Pitney Bowes

Prior to the Distribution, our business was operated by Pitney Bowes as a division of its broader corporate organization, rather than as a separate stand-alone entity. Pitney Bowes assisted us by providing corporate functions such as legal, tax and information technology functions. Pitney Bowes has no further obligation to provide assistance to us.

In October 2003, we began the implementation of Phase II of our ERP system, consisting of order management, order fulfillment, billing, cash collection, service management and sales compensation, which replaced the information technology services provided by Pitney Bowes under the transition services agreement. As a result of this implementation, we have experienced, as expected, certain temporary processing inefficiencies, which have resulted in a short-term increase in our working capital requirements, particularly accounts receivable, due to the standardization of our billing practices and schedules across all product lines and the initial temporary suspension in invoicing our customers during the conversion to our new ERP system. We believe that the increase in accounts receivable is temporary and that we will collect substantially all of the amounts billed to customers that were temporarily suspended. However, if collection losses related to these amounts are significantly higher than our historical experience, we would recognize an increase in our provision for bad debt in the near future. In addition, certain of the temporary processing inefficiencies have resulted in delays in certain product shipments, service responsiveness and potential inaccuracies in calculated sales compensation. These issues, coupled with certain revisions to our billing practices, could have a negative impact on customer service and satisfaction, which could result in a potential loss of business. We are now engaged in a period of stabilization and clean up, as is typical of a large ERP implementation and we anticipate this transition will be completed during 2004. Although no assurance can be given that these efforts will be successful in the time periods expected, other than the temporary increase in working capital requirements, we do not anticipate that these issues will have a material adverse effect on our financial position, results of operations or future cash flows.

Pitney Bowes has been and is expected to continue to be a significant customer. Revenues from Pitney Bowes, exclusive of equipment sales to PBCC for lease to the end user, accounted for approximately 9% of our total revenue in both 2003 and 2002 and 4% of our total revenue in 2001. However, no assurance can be given that Pitney Bowes will continue to purchase our products and services.

In connection with the Distribution, Imagistics and Pitney Bowes entered into a non-exclusive intellectual property agreement that allowed us to operate under the "Pitney Bowes" brand name for a term of up to two years after the Distribution. In 2002, we began introducing new products under the "Imagistics" brand name and we initiated a major brand awareness advertising campaign to establish our new brand name. Effective December 2003, we are no longer using the Pitney Bowes brand name and all new products are introduced under the Imagistics brand name. Brand name recognition is an important part of our overall business strategy and we cannot assure you that customers will maintain the same level of interest in our products now that we can no longer use the Pitney Bowes brand name.

Legal Matters

In connection with the Distribution, we agreed to assume all liabilities associated with our business, and to indemnify Pitney Bowes for all claims relating to our business. In the course of normal business, Pitney Bowes has been party to occasional lawsuits relating to our business. These may involve litigation by or against Pitney Bowes or Imagistics relating to, among other things, contractual rights under vendor, insurance or other contracts, intellectual property or patent rights, equipment, service or payment disputes with customers and disputes with employees.

In connection with the Distribution, liabilities were transferred to us for matters where Pitney Bowes was a plaintiff or a defendant in lawsuits, relating to our business or products. We have not recorded liabilities for loss contingencies since the ultimate resolutions of the legal matters cannot be determined and a minimum cost or amount of loss cannot be reasonably estimated. In our opinion, none of these proceedings, individually or in the aggregate, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Environmental Matters

We are subject to Federal, state and local laws intended to protect the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to reasonably prevent the risk of environmental damage and financial liability to our Company.

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003 and all provisions should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. Certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB Emerging Issues Task Force reached a consensus on issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that all companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value to the customer on a stand-alone basis, (b) there is objective and reliable evidence of fair value of the undelivered element and (c) the amount of the total arrangement consideration is fixed or determinable. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on our financial position, results of operations or cash flows.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit and disposal activities initiated after December 31, 2002 and provides guidance on the recognition and measurement of liabilities associated with disposal activities. We adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on our financial position, results of operations or cash flows.

Report of Management

Management is responsible for preparing the Company's consolidated financial statements and the other information contained in this annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the integrity and objectivity of the consolidated financial statements, including the estimates and judgments made in the preparation and presentation of the consolidated financial statements. Management believes that these estimates and judgments are reasonable under the current circumstances.

Management is responsible for maintaining a system of accounting policies, practices and internal accounting controls that are designed to provide reasonable assurance, at appropriate cost, that the Company's assets are adequately safeguarded and that transactions are executed in accordance with management's authorization and are properly recorded in the consolidated financial statements. Management is also responsible for maintaining a system of disclosure controls designed to provide reasonable assurance, at appropriate cost, that the information reported by the Company is accurate and complete.

The Board of Directors has an Audit Committee comprised entirely of qualified individuals who are not employees of the Company. The Audit Committee appoints the independent accountants who are then ratified by the stockholders. The Audit Committee meets regularly with management and the independent accountants to review accounting, internal control, and auditing and financial reporting matters.

The Board of Directors also has an Executive Compensation and Development Committee and a Governance Committee. These committees are comprised solely of individuals who are not employees of the Company. The Executive Compensation and Development Committee, among other things, oversees executive compensation policies and programs, including incentive compensation and stock plans. The Governance Committee, among other things, reviews and evaluates the effectiveness of the Company's governance and administration.

Marc C. Breslawsky
Chairman and Chief Executive Officer

Joseph D. Skrzypczak
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS
IMAGISTICS INTERNATIONAL INC.

To the Stockholders and Board of Directors of Imagistics International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Imagistics International Inc. and its subsidiary (the "Company") at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the Consolidated Financial Statements, the Company adopted Financial Accounting Standards Board Statement No 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 19, 2004

Consolidated Statements of Operations

(dollars in thousands, except per share amounts)	Year ended December 31, 2003	2002	2001
Revenue:			
Sales	$ 316,002	$ 314,899	$ 307,929
Rentals	222,183	232,228	237,449
Support services	84,011	82,803	80,698
Total revenue	622,196	629,930	626,076
Cost of sales	192,772	198,437	197,300
Cost of rentals	72,254	84,114	92,191
Selling, service and administrative expenses	312,759	311,924	305,799
Operating income	44,411	35,455	30,786
Interest expense	8,437	8,106	9,825
Income before income taxes	35,974	27,349	20,961
Provision for income taxes	15,515	10,906	8,402
Net income	$ 20,459	$ 16,443	$ 12,559
Earnings per share:			
Basic	$ 1.22	$ 0.88	$ 0.65
Diluted	$ 1.19	$ 0.86	$ 0.65
Shares used in computing earnings per share:			
Basic	16,710,686	18,631,895	19,463,007
Diluted	17,230,261	19,134,158	19,479,899

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash	$ 22,938	$ 31,325
Accounts receivable, less allowances of $10,575 and $5,792 at December 31, 2003 and 2002, respectively	107,690	84,142
Accrued billings	20,862	22,457
Inventories	86,134	100,538
Current deferred taxes on income	24,191	20,518
Other current assets and prepaid expenses	4,806	5,173
Total current assets	266,621	264,153
Property, plant and equipment, net	53,204	43,812
Rental equipment, net	67,179	93,897
Goodwill, net	55,447	52,600
Other assets	4,281	6,776
Total assets	$ 446,732	$ 461,238
Liabilities and Equity		
Current liabilities:		
Current portion of long-term debt	$ 545	$ 749
Accounts payable and accrued liabilities	79,291	73,922
Advance billings	16,323	27,243
Total current liabilities	96,159	101,914
Long-term debt	62,903	73,399
Deferred taxes on income	17,919	15,320
Other liabilities	2,350	6,358
Total liabilities	179,331	196,991
Commitments and contingencies (see Note 10)		
Stockholders' equity:		
Preferred stock ($1.00 par value; 10,000,000 shares authorized, none issued)	—	—
Common stock ($0.01 par value; 150,000,000 shares authorized, 19,871,061 and 19,813,517 issued at December 31, 2003 and 2002, respectively)	199	198
Additional paid in capital	295,176	294,370
Retained earnings	34,981	14,522
Treasury stock, at cost (3,096,878 and 1,936,760 shares at December 31, 2003 and 2002, respectively)	(62,783)	(36,549)
Unearned compensation	(1,934)	(3,217)
Accumulated other comprehensive income (loss)	1,762	(5,077)
Total stockholders' equity	267,401	264,247
Total liabilities and stockholders' equity	$ 446,732	$ 461,238

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss)

(dollars in thousands)

	Common Stock Shares	Common Stock Par value	Additional paid in capital	Retained earnings (deficit)	Treasury Stock Shares	Treasury Stock Cost	Unearned compen-sation	Owner's net investment	Compre-hensive income	Accumulated other compre-hensive income (loss)
Balance at January 1, 2001	**—**	**$ —**	**$ —**	**$ —**	**—**	**$ —**	**$ —**	**$ 312,751**		**$ (2,723)**
Net income				(1,921)				14,480	$ 12,559	
Net advances to Pitney Bowes								(37,519)		
Translation adjustment									70	70
Unrealized gain on cash flow hedges									301	301
Recapitalization upon Distribution	19,463,007	195	289,517					(289,712)		
Balance at December 31, 2001	**19,463,007**	**195**	**289,517**	**(1,921)**				**—**	**$ 12,930**	**(2,352)**
Net income				16,443					$ 16,443	
Translation adjustment									1,285	1,285
Unrealized loss on cash flow hedges									(4,010)	(4,010)
Issuance of restricted stock under stock plans	347,000	3	4,823				(4,826)			
Exercise of stock options	3,510		30							
Purchase of treasury stock					1,936,760	(36,549)				
Amortization of unearned compensation							1,609			
Balance at December 31, 2002	**19,813,517**	**198**	**294,370**	**14,522**	**1,936,760**	**(36,549)**	**(3,217)**	**$ —**	**$ 13,718**	**(5,077)**
Net income				20,459					$ 20,459	
Translation adjustment									3,130	3,130
Reclassification of realized loss on cash flow hedges included in net income									3,709	3,709
Issuance of restricted stock under stock plans	12,700		313				(375)			
Exercise of stock options	44,844		595							
Issuance of stock under employee stock purchase plan			(102)		(109,782)	2,135				
Purchase of treasury stock					1,269,900	(28,369)				
Amortization of unearned compensation							1,658			
Balance at December 31, 2003	**19,871,061**	**$ 199**	**$ 295,176**	**$ 34,981**	**3,096,878**	**$ (62,783)**	**$ (1,934)**	**$ —**	**$ 27,298**	**$ 1,762**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands)	Year ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 20,459	$ 16,443	$ 12,559
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74,513	81,593	82,725
Provision for bad debt	6,656	4,886	12,089
Provision for inventory obsolescence	7,491	15,153	20,956
Deferred taxes on income	(923)	467	3,216
Change in assets and liabilities, net of acquisitions:			
Accounts receivable	(29,474)	16,886	(2,818)
Accrued billings	1,596	(981)	(3,335)
Inventories	12,479	2,850	5,074
Other current assets and prepaid expenses	392	(1,198)	(2,186)
Accounts payable and accrued liabilities	(3,494)	22,819	24,946
Advance billings	(11,132)	(2,133)	(404)
Other, net	4,479	1,666	(5,009)
Net cash provided by operating activities	83,042	158,451	147,813
Cash flows from investing activities:			
Expenditures for rental equipment assets	(34,854)	(48,062)	(65,936)
Expenditures for property, plant and equipment	(16,100)	(18,537)	(18,411)
Acquisitions, net of cash acquired	(4,139)	—	(676)
Net cash used in investing activities	(55,093)	(66,599)	(85,023)
Cash flows from financing activities:			
Due to Pitney Bowes	—	—	(122,182)
Advances to Pitney Bowes	—	—	(37,519)
Exercises of stock options, including purchases under employee stock purchase plan	2,732	30	—
Purchases of treasury stock	(28,369)	(36,549)	—
(Repayments) borrowings under term loan	(20,699)	(25,852)	100,000
Net borrowings (repayments) under revolving credit facility	10,000	(17,000)	17,000
Payments of financing fees	—	—	(4,345)
Net cash used in financing activities	(36,336)	(79,371)	(47,046)
(Decrease) increase in cash	(8,387)	12,481	15,744
Cash at beginning of period	31,325	18,844	3,100
Cash at end of period	$ 22,938	$ 31,325	$ 18,844

See Notes to Consolidated Financial Statements

(dollars in thousands, except as otherwise indicated)

Note 1

BACKGROUND AND BASIS OF PRESENTATION

Background

Imagistics International Inc. (the "Company" or "Imagistics") is a large independent direct sales, service and marketing organization offering document imaging solutions, including copiers, facsimile machines and multifunctional products, primarily to large corporate and government customers, as well as to mid-size and regional businesses. In addition, the Company offers specialized document imaging options including digital, analog, color and/or networked products and systems.

On December 11, 2000, the board of directors of Pitney Bowes Inc. ("Pitney Bowes") initiated a plan to spin-off substantially all of its United States and United Kingdom office systems businesses to its stockholders as an independent publicly traded company. On December 3, 2001, Imagistics was spun off from Pitney Bowes pursuant to a contribution by Pitney Bowes of substantially all of its United States and United Kingdom office systems businesses to the Company and a distribution of the stock of the Company to stockholders of Pitney Bowes based on a distribution ratio of 1 share of Imagistics common stock for every 12.5 shares of Pitney Bowes common stock held at the close of business on November 19, 2001 (the "Distribution").

The Company was incorporated in Delaware on February 28, 2001 as Pitney Bowes Office Systems, Inc., a wholly owned subsidiary of Pitney Bowes. On that date, 100 shares of the Company's common stock, par value $0.01 per share, were authorized, issued and outstanding. On October 12, 2001, the Company changed its name to Imagistics International Inc. At the Distribution, the Company's authorized capital stock consisted of 10,000,000 shares of preferred stock, par value $1.00 per share and 150,000,000 shares of common stock, par value $0.01 per share. The Company issued 19,463,007 shares of common stock in connection with the Distribution described above.

Pitney Bowes has received tax rulings from the Internal Revenue Service stating that, subject to certain representations, the Distribution qualifies as tax-free to Pitney Bowes and its stockholders for United States federal income tax purposes.

Basis of presentation

The consolidated financial statements as of and for the years ended December 31, 2003 and 2002 depict Imagistics' results as a stand-alone company. The consolidated financial statements as of and for the year ended December 31, 2001 include certain historical assets, liabilities and related operations of the United States and United Kingdom office systems businesses, which were contributed to the Company from Pitney Bowes prior to the Distribution. Accordingly, the consolidated financial statements prior to December 3, 2001 were derived from the financial statements and accounting records of Pitney Bowes using the historical results of operations and historical basis of assets and liabilities of the United States and United Kingdom office systems businesses. Prior to the formation of the Company, the office systems business was operated as a division of Pitney Bowes, and, as such, Pitney Bowes' investment in the Company is shown in lieu of stockholders' equity in the consolidated financial statements for periods prior to the Distribution. The Company began accumulating retained earnings on December 3, 2001, the date of the Distribution. Management believes the assumptions underlying the consolidated financial statements for the year ended December 31, 2001 are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company's financial position, results of operations and cash flows in the future or what its financial position, results of operations and cash flows would have been prior to the Distribution had the Company operated as a stand-alone entity during those periods.

The consolidated financial statements of the Company for the period through the Distribution include allocations of certain Pitney Bowes' corporate expenses. Corporate expense allocations have been primarily charged based on the ratio of the Company's costs and expenses to Pitney Bowes' costs and expenses. The Company's allocated expenses primarily include administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $24.8 million for the period from January 1, 2001 through the Distribution. The Company's management believes the amount of these services were a reasonable representation of the services provided or benefits received by the Company.

Prior to the Distribution, the Company participated in Pitney Bowes' centralized cash management program, which was used to finance the Company's operations. Cash deposits from the Company were transferred to Pitney Bowes on a regular basis and were netted against the due to Pitney Bowes account. As a result, none of Pitney Bowes' cash, cash equivalents or debt at the corporate level had been allocated to the Company in the consolidated financial statements for periods prior to the Distribution. Cash in the consolidated financial statements during these periods represents amounts held locally by the Company's operations in remote geographic areas and funds unavailable for transfer to Pitney Bowes.

The Company's consolidated financial statements for the period through the Distribution included interest expense allocated to the Company based on a relationship between the Company's net assets and Pitney Bowes' net assets. Interest expense allocated from Pitney Bowes totaled $8.5 million for the period from January 1, 2001 through the Distribution. The weighted average interest rate was 6.70% for the period from January 1, 2001 through the Distribution. The Company believes these were reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the net asset balances used to calculate interest expense and the interest rates associated with obligations to Pitney Bowes are not necessarily representative of the levels the Company experiences as a stand-alone entity.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the United States and United Kingdom operations of the Company. All significant transactions between the United States and the United Kingdom operations have been eliminated. Transactions between the Company and Pitney Bowes are included in these consolidated financial statements and not eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include assessing the allocation of costs from Pitney Bowes, usage of equipment for rental assets billed in arrears, sales returns, usage adjustments and other allowances for equipment sales, equipment rentals and service contract billings, the collectibility of accounts receivable, the use and recoverability of inventory, the useful lives of tangible assets, the realization of deferred taxes and an evaluation of the potential impairment, if any, of goodwill and other long-lived assets, among others. The markets for the Company's products are characterized by intense competition, rapid technological development and pricing pressures, all of which could affect the future realizability of the Company's assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Revenue recognition

Revenue on equipment and supplies sales is recognized when contractual obligations have been satisfied, title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. For copier/MFP equipment, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the installation of the equipment at the customer location. For facsimile equipment and facsimile supplies, the satisfaction of contractual obligations and the passing of title and risk of loss to the customer occur upon the delivery of the facsimile equipment and the facsimile supplies to the customer location. The Company records a provision for estimated sales returns and other allowances based upon historical experience.

Rental contracts, which typically include supplies, are generally for an initial term of three years with automatic renewals unless the Company receives prior notice of cancellation. Under the terms of rental contracts, the Company bills its customers a flat periodic charge and/or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable. The Company records a provision for estimated usage adjustments on rental contracts based upon historical experience.

Support services contracts, which often include supplies, are generally for an initial term of one year with automatic renewals unless the Company receives prior notice of cancellation. Under the terms of support services contracts, the Company bills its customers either a flat periodic charge or a usage-based fee. Revenues related to these contracts are recognized each month as earned, either using the straight-line method or based upon usage, as applicable. The Company records a provision for estimated usage adjustments on service contracts based upon historical experience.

Certain rental and support services contracts provide for invoicing in advance, generally quarterly. Revenue on contracts billed in advance is deferred and recognized as earned revenue over the billed period. Certain rental and support services contracts provide for invoicing in arrears, generally quarterly. Revenue on contracts billed in arrears is accrued based upon a flat periodic charge and/or estimated usage and recognized in the period in which it is earned.

The Company enters into arrangements that include multiple deliverables, which typically consist of the sale of equipment with a support services contract. The Company accounts for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting based on the residual method, which requires the allocation of the revenue based on the fair value of the undelivered items. Fair value of support services is primarily determined by reference to renewal pricing of support services contracts when sold on a stand-alone basis.

Shipping and handling fees and costs

The Company records shipping and handling costs as part of cost of sales, as these costs are generally absorbed by the Company. Any amounts billed to a customer for reimbursement of shipping and handling costs are included in revenue.

Costs and expenses

Inbound freight charges are included in inventory. When the inventory is sold, the cost of the inventory, including the inbound freight charges, is relieved and charged to cost of sales. When the inventory is rented, the cost of the inventory, including the inbound freight charges, is relieved and transferred to the rental equipment asset account. The cost of the rental equipment asset is then depreciated over the estimated useful life of the equipment. The depreciation of rental equipment assets is included in cost of rentals.

Purchasing and receiving costs, inspection costs, warehousing costs and other distribution costs are included in selling, service and administrative costs because no meaningful allocation of these expenses to cost of sales or cost of rentals is practicable. These costs amounted to $17.1 million, $16.3 million and $15.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Field sales and service operating expenses are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, cost of rentals or cost of support services is practicable.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Accounts receivable

Accounts receivable are stated at net realizable value by recording allowances for those accounts receivable amounts that the Company believes are uncollectible. The Company's estimate of losses is based on prior collection experience including evaluating the credit worthiness of each of its customers, analyzing historical bad debt write-offs and reviewing the aging of the receivables. The allowance for doubtful accounts includes amounts for specific accounts that the Company believes are uncollectible, as well as amounts that have been computed by applying certain percentages based on historic loss trends, to certain accounts receivable aging categories.

Inventory valuation

Inventories are valued at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method for inventory valuation. Provisions, when required, are made to reduce excess and obsolete inventories to the estimated net realizable values. Inventory provisions are calculated using management's best estimates of inventory value based on the age of the inventory, quantities on hand compared with historical and projected usage and current and anticipated demand. As further described in Note 4, the Company changed its method of accounting for the cost of inventory from the last-in, first-out ("LIFO") method to the FIFO method in 2001.

Fixed assets and depreciation

Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over appropriate periods, buildings at fifty years, machinery and equipment principally three to fifteen years and computers principally three to seven years. Major improvements that add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is comprised of equipment on rent to customers and is depreciated using the straight-line method over the estimated useful life of the equipment. Copier equipment is depreciated over three years and facsimile equipment placed in service before October 1, 2003 is depreciated over five years. Facsimile equipment placed in service on or after October 1, 2003 is depreciated over three years.

Capitalized computer software costs

The Company capitalizes certain costs of internally developed software. Capitalized internal costs include purchased materials and services and payroll and payroll related costs. Costs for general administration, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The capitalized cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to seven years. The unamortized balance of internally developed software is included in fixed assets in the consolidated balance sheets.

Goodwill

Effective January 1, 2002, the Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be tested for impairment annually as well as on an interim basis if events or changes in circumstances indicate that goodwill might be impaired. The Company performed its annual test for impairment as of October 1, 2003 using the discounted cash flow valuation method. There was no impairment to the value of the Company's recorded goodwill for the year ended December 31, 2003.

Impairment of long-lived assets

The carrying value of long-lived assets, including property and equipment, rental equipment, and capitalized computer software costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, the Company would record an impairment loss. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. There was no impairment of long-lived assets recorded for the years ended December 31, 2003, 2002 and 2001.

Income taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the periods the temporary differences are expected to be settled. A valuation allowance is established, as needed, to reduce net deferred tax assets to realizable value. A valuation allowance has not been established for the Company's deferred tax assets as the Company believes it is more likely than not, they will be realized. Prior to the Distribution, the Company's operations were included in Pitney Bowes' consolidated income tax returns and income taxes were calculated as if the Company filed separate income tax returns.

Research and development

The Company did not incur any significant research and development costs in 2003. Historically, research and development activities, if any, were limited to identifying new technology to enhance the operating efficiency of the Company's products. Research and development costs, which are expensed as incurred, consist mainly of salaries and consulting expenditures relating to customized solutions for document imaging products. Research and development costs, which are included in selling, service and administrative expenses in the consolidated statements of income, were approximately $0.4 million in each of the years ended December 31, 2002 and 2001.

Foreign exchange

Assets and liabilities of the Company's United Kingdom operations are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Cumulative translation gains and losses are included in accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statements of operations.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year presentation.

Financial instruments

The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. All derivative financial instruments were designated and qualified as cash flow hedges and, accordingly, the effective portions of changes in fair value of the derivative financial instruments were recorded in other comprehensive income (loss) and were recognized in the statement of operations when the hedged item affected earnings.

Historically, the Company used interest rate swap agreements to manage and reduce risk related to interest payments on its debt instruments. During the third quarter of 2003, the Company revised its cash flow estimates and disposed of its interest rate swap agreements and as a result, reclassified the cumulative change in the fair market value of the interest rate swap agreements from other comprehensive income (loss) into interest expense.

The Company monitors the creditworthiness of its financial institutions, including depositories, on a periodic basis. The carrying amount of investments held at financial institutions approximates fair market value because of the short maturity of these instruments.

Comprehensive income (loss)

Comprehensive income (loss) is recorded directly to a separate section of stockholders' equity and includes unrealized gains and losses excluded from the consolidated statement of operations. These unrealized gains and losses consist of foreign currency translation adjustments and unrealized gains and losses on cash flow hedges.

Stock-based employee compensation

The Company accounts for its stock-based employee compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company recognizes stock-based compensation expense on its restricted stock on a straight-line basis over the vesting period. The Company does not recognize stock-based compensation expense on its stock options in its reported results as all options granted, other than adjustment options, had an exercise price equal to the market value of the underlying common stock on the date of grant.

Prior to the Distribution, the Company's employees participated in Pitney Bowes' United States and United Kingdom stock option plans. The 2001 stock compensation expense was an allocation from Pitney Bowes based upon the participation of the Company's employees in relation to total participation.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Year ended December 31,		
	2003	2002	2001
Net income, as reported	$ 20,459	$ 16,443	$ 12,559
Compensation expense based on the fair value method, net of related tax effects	2,316	1,789	3,524
Pro forma net income	$ 18,143	$ 14,654	$ 9,035
Basic earnings per share:			
As reported	$ 1.22	$ 0.88	$ 0.65
Pro forma	$ 1.09	$ 0.79	$ 0.46
Diluted earnings per share:			
As reported	$ 1.19	$ 0.86	$ 0.65
Pro forma	$ 1.05	$ 0.77	$ 0.46

The fair value of stock options granted to employees of the Company in 2003 and 2002 under the 2001 Stock Plan was estimated on the date of grant using the Black-Scholes option-pricing method. The option-pricing assumptions for 2001 are the assumptions used by Pitney Bowes in the determination of stock compensation expense. The assumptions used are as follows:

	Year ended December 31,		
	2003	2002	2001
Expected stock price volatility	35%	43%	29%
Risk-free interest rate	4%	4%	4%
Expected life (years)	5	5	5
Expected dividend yield	0%	0%	3%

Recent accounting pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003 and all provisions should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. Certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB Emerging Issues Task Force reached a consensus on issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). EITF 00-21 applies to certain contractually binding arrangements under which a company performs multiple revenue generating activities and requires that all companies account for each element within an arrangement with multiple deliverables as separate units of accounting if (a) the delivered item has value to the customer on a stand-alone basis, (b) there is objective and reliable evidence of fair value of the undelivered element and (c) the amount of the total arrangement consideration is fixed or determinable. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

In September 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002 and provides guidance on the recognition and measurement of liabilities associated with disposal activities. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position, results of operations or cash flows.

Note 3

GOODWILL AND GOODWILL AMORTIZATION

The Company accounts for goodwill in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, the Company completed its annual reviews of goodwill for impairment as of October 1, 2003 and 2002, and, based on these reviews, has determined that its recorded goodwill was not impaired. Accordingly, for the years ended December 31, 2003 and 2002, there was no goodwill amortization or goodwill impairment. For the year ended December 31, 2001, goodwill amortization amounted to $1.4 million.

The following table depicts the Company's net income and earnings per share adjusted for the impact of goodwill amortization during the reported periods:

	Year ended December 31,		
	2003	2002	2001
Reported net income	$ 20,459	$ 16,443	$ 12,559
Add back: Goodwill amortization	—	—	1,427
Adjusted net income	$ 20,459	$ 16,443	$ 13,986
Basic earnings per share:			
Reported net income	$ 1.22	$ 0.88	$ 0.65
Add back: Goodwill amortization	—	—	0.07
Adjusted net income	$ 1.22	$ 0.88	$ 0.72
Diluted earnings per share:			
Reported net income	$ 1.19	$ 0.86	$ 0.65
Add back: Goodwill amortization	—	—	0.07
Adjusted net income	$ 1.19	$ 0.86	$ 0.72

The carrying value of goodwill as of December 31, 2003 increased $2.8 million as a result of the Company's acquisition of substantially all of the assets and business of one independent dealer of copier and multifunctional equipment and related support services, to expand the Company's geographic sales and service capabilities (see Note 15). There was no change in the carrying value of goodwill as of December 31, 2002. The carrying value of goodwill of $55.4 million and $52.6 million at December 31, 2003 and 2002, respectively, is attributable to the United States geographic segment.

Note 4

SUPPLEMENTAL INFORMATION

Inventories

On December 31, 2001 the Company changed its method of accounting for the cost of inventory from the LIFO method to the FIFO method. The Company believes the FIFO method is preferable because it results in a more appropriate inventory valuation in an environment of declining costs, it provides more meaningful financial information to management and stockholders by better matching current costs with current revenues and it facilitates comparison with the Company's competitors who primarily use the FIFO or average cost methods. In accordance with APB No. 20, "Accounting Changes", this change in accounting method has been applied retroactively by restating the prior years financial statements. The effect of the change was to decrease net income by $1.6 million and earnings per share by $0.07 in 2001.

Inventories consisted of the following at December 31, 2003 and 2002:

	December 31,	
	2003	2002
Finished products	$ 50,726	$ 63,368
Supplies and service parts	35,408	37,170
Total inventories	$ 86,134	$ 100,538

Fixed assets

Fixed assets consisted of the following at December 31, 2003 and 2002:

	December 31,	
	2003	2002
Land	$ 1,356	$ 1,356
Buildings and leasehold improvements	10,976	10,088
Machinery and equipment	23,474	21,372
Computers and software	47,356	36,483
Property, plant and equipment, gross	83,162	69,299
Accumulated depreciation and amortization	(29,958)	(25,487)
Property, plant and equipment, net	$ 53,204	$ 43,812
Rental equipment, gross	$ 333,563	$ 365,793
Accumulated depreciation	(266,384)	(271,896)
Rental equipment, net	$ 67,179	$ 93,897

Depreciation and amortization expense was $74.5 million, $81.6 million and $82.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Unamortized capitalized software costs totaled $27.0 million, $19.6 million and $6.5 million at December 31, 2003, 2002 and 2001, respectively. Amortization expense on account of capitalized software totaled $1.6 million and $0.7 million at December 31, 2003 and 2002, respectively. There was no amortization expense on account of capitalized software for the year ended December 31, 2001.

Current liabilities

Accounts payable and accrued liabilities consisted of the following at December 31, 2003 and 2002:

	December 31, 2003	December 31, 2002
Accounts payable	$ 33,237	$ 21,553
Accrued salaries, wages and commissions	8,321	8,631
Other non-income taxes payable	6,626	6,973
Other accrued liabilities	31,107	36,765
Accounts payable and accrued liabilities	$ 79,291	$ 73,922

Cash flow information

Cash paid for income taxes was $15.6 million, $5.6 million and $9.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. Cash paid for interest was $8.0 million, $7.8 million and $9.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The following table provides details of the Company's acquisitions for the years ended December 31, 2003, 2002 and 2001:

	December 31, 2003	2002	2001
Fair value of assets, excluding Goodwill	$ 2,591	$ —	$ 463
Goodwill	2,847	—	561
Liabilities	1,297	—	348
Cash paid	4,141	—	676
Less cash acquired	2	—	—
Acquisitions, net of cash acquired	$ 4,139	$ —	$ 676

Note 5

BUSINESS SEGMENT INFORMATION

Geographic information

The Company operates in two reportable segments based on geographic area: the United States and the United Kingdom. Revenues are attributed to geographic regions based on where the revenues are derived.

	Year ended December 31, 2003	2002	2001
Revenues:			
United States	$ 602,167	$ 608,291	$ 605,711
United Kingdom	20,029	21,639	20,365
Total revenues	$ 622,196	$ 629,930	$ 626,076
Income before income taxes:			
United States	$ 32,953	$ 24,524	$ 22,740
United Kingdom	3,021	2,825	(1,779)
Total income before taxes	$ 35,974	$ 27,349	$ 20,961

Revenues from Pitney Bowes consisted of the following for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003	2002	2001
Revenues from Pitney Bowes:			
Pitney Bowes of Canada	$ 28,920	$ 27,843	$ 5,795
Other subsidiaries of Pitney Bowes	27,683	31,055	20,305
Sub-total	56,603	58,898	26,100
Pitney Bowes Credit Corporation	87,620	84,753	96,800
Total	$ 144,223	$ 143,651	$ 122,900

Revenues from external customers were approximately $478.0 million, $486.3 million and $503.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Revenues from Pitney Bowes, substantially all of which were generated in the United States segment, were approximately $144.2 million, $143.6 million and $122.9 million during the years ended 2003, 2002 and 2001, respectively. For the periods presented, Pitney Bowes Credit Corporation ("PBCC") was the Company's primary lease vendor and the Company expects PBCC to continue as the Company's primary lease vendor in the future. However, if PBCC were to cease being the Company's primary lease vendor, the Company is confident that it could obtain a replacement primary lease vendor with substantially the same lease terms as PBCC. No other single customer or controlled group represents 10% or more of the Company's revenues. In connection with these revenues, the Company recorded $24.3 million and $12.2 million due from Pitney Bowes as accounts receivable in the consolidated balance sheets at December 31, 2003 and 2002, respectively.

The following tables show identifiable long-lived assets and total assets for each reportable segment at December 31, 2003 and 2002:

	December 31, 2003	2002
Identifiable long-lived assets		
United States	$ 176,157	$ 192,774
United Kingdom	3,954	4,311
Total identifiable long-lived assets	$ 180,111	$ 197,085
Total assets		
United States	$ 417,704	$ 436,840
United Kingdom	29,028	24,398
Total assets	$ 446,732	$ 461,238

Identifiable long-lived assets in the United States include goodwill of $55.4 million and $52.6 million for the years ended December 31, 2003 and 2002, respectively.

Concentrations

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company's customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

Most of the Company's product purchases are from overseas vendors and a portion are transacted in local currency. In both 2003 and 2002, approximately 20% of the Company's total product purchases, based on costs, were from a limited number of Japanese suppliers and were denominated in yen. Although the Company currently sources products from a number of manufacturers throughout the world, a significant portion of new copier equipment is currently obtained from three suppliers whose manufacturing facilities are located in Asia. If these suppliers were unable to deliver products for a significant period of time, the Company would be required to find replacement products from an alternative supplier or suppliers, which may not be available on a timely or cost effective basis. The Company's operating results could be adversely affected if a significant supplier is unable to deliver sufficient product.

Note 6

PROVISION FOR INCOME TAXES

The following table presents the U.S. and foreign components of net income before taxes and the provision (benefit) for income taxes:

	Year ended December 31, 2003	2002	2001
Income (loss) before income taxes:			
U.S.	$ 32,953	$ 24,524	$ 22,740
Outside the U.S.	3,021	2,825	(1,779)
Total income before income taxes	$ 35,974	$ 27,349	$ 20,961
Provision (benefit) for income taxes:			
U.S. federal			
Current	$ 12,086	$ 6,838	$ 3,941
Deferred	(737)	1,206	3,542
Total U.S. federal	11,349	8,044	7,483
U.S. state and local			
Current	3,811	2,407	600
Deferred	(532)	(399)	879
Total U.S. state and local	3,279	2,008	1,479
Outside the U.S.			
Current	511	1,197	645
Deferred	376	(343)	(1,205)
Total outside the U.S.	887	854	(560)
Total current	16,408	10,442	5,186
Total deferred	(893)	464	3,216
Total provision for income taxes	$ 15,515	$ 10,906	$ 8,402

For the period January 1, 2001 through December 2, 2001, the Company was included as a member of the consolidated group in the federal income tax return of its former parent, Pitney Bowes. Payment for taxes due or receivable between the Company and Pitney Bowes for this time period have been made in accordance with the tax separation agreement (see Note 14).

A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

	Year ended December 31,		
	2003	2002	2001
U.S. federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes	5.9%	4.8%	4.6%
Foreign deemed dividend	7.0%	0.0%	0.0%
Foreign tax credit	(6.2%)	0.0%	0.0%
Other, net	1.4%	0.1%	0.5%
Effective income tax rate	43.1%	39.9%	40.1%

The components of deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	December 31,	
	2003	2002
Deferred tax assets:		
Inventory	$ 18,112	$ 15,080
State and local property taxes	1,599	1,576
Accounts receivable	3,903	2,036
Employee benefits and compensation	2,202	1,958
Other	1,376	2,775
Deferred tax assets	27,192	23,425
Deferred tax liabilities:		
Fixed assets	15,597	13,821
Goodwill	4,120	3,062
Other	1,203	1,344
Deferred tax liabilities	20,920	18,227
Net deferred tax asset	$ 6,272	$ 5,198

Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets as follows:

	December 31,	
	2003	2002
Current deferred taxes on income	$ 24,191	$ 20,518
Non-current deferred taxes on income	17,919	15,320
Net deferred taxes on income	$ 6,272	$ 5,198

For periods prior to the Distribution, deferred taxes associated with the temporary differences between financial statement amounts and tax amounts were included in the due to Pitney Bowes intercompany account. Effective with the Distribution, the Company reclassified these amounts from the due to Pitney Bowes intercompany account to the appropriate deferred tax accounts.

At December 31, 2003 and 2002, cumulative undistributed earnings of the Company's foreign subsidiary were $3.9 million and $2.1 million, respectively. No deferred provision for U.S. income taxes has been provided since the Company considers the undistributed earnings to be permanently reinvested for continued use in the Company's foreign subsidiary's operations.

Note 7

EARNINGS PER SHARE CALCULATION

Basic earnings per share was calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding plus all dilutive common stock equivalents outstanding during the period. The calculation of diluted earnings per share did not include approximately 87,775, 26,424 and 70,553 options for the years ended December 31, 2003, 2002 and 2001, respectively, since they were antidilutive for the periods presented.

A reconciliation of the basic and diluted earnings per share computation is as follows:

	Year ended December 31,		
	2003	2002	2001
Net income available to common stockholders	$ 20,459	$ 16,443	$ 12,559
Weighted average common shares outstanding	17,061,052	18,978,895	19,463,007
Less: non-vested restricted stock	350,366	347,000	—
Weighted average common shares for basic earnings per share	16,710,686	18,631,895	19,463,007
Add: dilutive effect of restricted stock	185,548	337,681	778
Add: dilutive effect of stock options	334,027	164,582	16,114
Weighted average common shares and equivalents for diluted earnings per share	17,230,261	19,134,158	19,479,899
Basic earnings per share	$ 1.22	$ 0.88	$ 0.65
Diluted earnings per share	$ 1.19	$ 0.86	$ 0.65

Note 8

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash, cash equivalents, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt

The carrying amounts approximate fair value because of the floating interest rate of the instrument.

Note 9

LONG-TERM DEBT

The Company's long-term debt consisted of the following at December 31, 2003 and 2002:

	December 31, 2003	December 31, 2002
Revolving Credit Facility	$ 10,000	$ —
Term Loan	53,448	74,148
Total debt	63,448	74,148
Less: current maturities	545	749
Total long-term debt	$ 62,903	$ 73,399

On November 9, 2001 the Company entered into a Credit Agreement with a group of lenders (the "Credit Agreement") that provided for secured borrowings or the issuance of letters of credit in an aggregate amount not to exceed $225 million, comprised of a $125 million Revolving Credit Facility (the "Revolving Credit Facility") and a $100 million Term Loan (the "Term Loan"). The term of the Revolving Credit Facility is five years and the term of the Term Loan is six years.

The obligations under the Credit Agreement are secured by a blanket first perfected security interest in substantially all of the Company's assets plus the pledge of 65% of the stock of the Company's subsidiary. Available borrowings and letter of credit issuance under the Revolving Credit Facility are determined by a borrowing base consisting of a percentage of the Company's eligible accounts receivable, inventory, rental equipment assets and accrued and advance billings, less outstanding borrowings under the Term Loan.

The Credit Agreement contains financial covenants that require the maintenance of minimum earnings before interest, taxes, depreciation and amortization ("EBITDA") and a maximum leverage ratio, as well as other covenants, which, among other things, place limits on dividend payments and capital expenditures. The Credit Agreement allowed the Company to originally repurchase up to $20 million of the Company's stock and to make acquisitions up to an aggregate consideration of $30 million. At December 31, 2003 and 2002, the Company was in compliance with all financial covenants.

Originally, amounts borrowed under the Revolving Credit Facility bore interest at variable rates based, at the Company's option, on either the LIBOR rate plus a margin of from 2.25% to 3.00% depending on the Company's leverage ratio, or the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on the Company's leverage ratio. Amounts borrowed under the Term Loan bore interest at variable rates based, at the Company's option, on either the LIBOR rate plus a margin of 3.50% or 3.75%, depending on the Company's leverage ratio, or the Fleet Bank base lending rate plus a margin of 2.50% or 2.75%, depending on the Company's leverage ratio. A commitment fee of from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility was payable quarterly, in arrears, depending on the Company's leverage ratio.

The Credit Agreement required the Company to manage its interest rate risk with respect to at least 50% of the aggregate principal amount of the Term Loan for a period of at least 36 months. Accordingly, the Company entered into two interest rate swap agreements in the notional amounts of $50 million and $30 million expiring in February 2005 to convert the variable interest rate payable on the Term Loan to a fixed interest rate in order to hedge the exposure to variability in expected future cash flows. These interest rate swap agreements had been designated as cash flow hedges. The counterparties to the interest rate swap agreements were major international financial institutions. Under the terms of the swap agreements, the Company received payments based upon the 90-day LIBOR rate and remitted payments based upon a fixed rate. The fixed interest rates were 4.17% and 4.32% for the $50 million and the $30 million swap agreements, respectively.

On March 19, 2002, the Credit Agreement was amended to increase the total amount of the Company's stock permitted to be repurchased from $20 million to $30 million. On July 19, 2002, the Credit Agreement was amended to increase the total amount of the Company's stock permitted to be repurchased from $30 million to $58 million and to reduce the Term Loan interest rates to LIBOR plus a margin of from 2.75% to 3.75%, depending on the Company's leverage ratio, or to the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on the Company's leverage ratio. On March 5, 2003, the Credit Agreement was amended to increase the total amount of stock permitted to be repurchased from $58 million to $78 million, to reduce the minimum EBITDA covenant to $100 million for the remainder of the term of the Credit Agreement and to revise the limitation on capital expenditures. On May 16, 2003, the Credit Agreement was further amended (the "Fourth Amendment") to reduce the aggregate amount of the Revolving Credit Facility from $125 million to $95 million, to delete the requirement that the Company maintain interest rate protection with respect to at least 50% of the aggregate principal amount of the Term Loan, to reduce and fix the Term Loan interest rate to LIBOR plus a margin of 2.25%, from LIBOR plus a margin of from 2.75% to 3.75%, depending on the Company's leverage ratio, or to the Fleet Bank base lending rate plus a margin of 1.25%, from the Fleet Bank base lending rate plus a margin of from 1.75% to 2.75%, depending on the Company's leverage ratio, to reduce and fix the Revolving Credit Facility interest rate to LIBOR plus a margin of 1.25%, from LIBOR plus a margin of from 2.25% to 3.00%, depending on the Company's leverage ratio, or to the Fleet Bank base lending rate plus a margin of 0.25%, from the Fleet Bank base lending rate plus a margin of from 1.25% to 2.00%, depending on the Company's leverage ratio and to fix the commitment fee at 0.375% on the average daily unused portion of the Revolving Credit Facility from 0.375% to 0.500% on the average daily unused portion of the Revolving Credit Facility, depending on the Company's leverage ratio.

During the third quarter of 2002, the Company revised its cash flow estimates and prepaid $8 million of the amount outstanding under the Term Loan. This prepayment was covered by a portion of the $30 million interest rate swap agreement that had been designated as a cash flow hedge. Since it was no longer probable that the hedged forecasted transactions related to the $8 million Term Loan prepayment would occur, the Company recognized a loss related to that portion of the swap agreement underlying the amount of the prepayment by reclassifying $0.4 million from accumulated other comprehensive income (loss) into interest expense. The Company also unwound $8 million of the $30 million interest rate swap agreement.

During the third quarter of 2003, the Company revised its cash flow estimates and prepaid $20 million of the amount outstanding under the Term Loan. In light of this revision, the deletion of the interest rate protection requirement resulting from the Fourth Amendment and the Company's consistent historical positive cash flow and near term estimated operating and capital expenditure requirements, the Company disposed of its two interest rate swap agreements in the notional amounts of $50 million and $22 million. Accordingly, the Company reclassified $2.8 million from accumulated other comprehensive income (loss) into interest expense because it was no longer probable that the hedged forecasted transactions would occur.

At December 31, 2003, $63 million of borrowings were outstanding under the Credit Agreement, consisting of $10 million of borrowings under the Revolving Credit Facility and $53 million of borrowings under the Term Loan, and the borrowing base amounted to approximately $123 million. As of February 27, 2004, $78 million of borrowings were outstanding under the Credit Agreement, consisting of $25 million of borrowings under the Revolving Credit Facility and $53 million of borrowings under the Term Loan and the borrowing base amounted to approximately $123 million. Approximately $84 million of the Revolving Credit Facility was available for borrowing at December 31, 2003 and approximately $69 million of the Revolving Credit Facility was available for borrowing at February 27, 2004. The Term Loan is payable in 12 consecutive equal quarterly installments of $0.1 million due March 31, 2004 through December 31, 2006, three consecutive equal quarterly installments of $12.9 million due March 31, 2007 through September 30, 2007 and a final payment of $12.9 million due at maturity.

Note 10

COMMITMENTS AND CONTINGENCIES

Guarantees and indemnifications

The Company has applied the disclosure provisions of FIN No. 45 to its agreements that contain guarantee or indemnification clauses. FIN No. 45 expands the disclosure provisions required by SFAS No. 5, "Accounting for Contingencies," by requiring the guarantor to disclose certain types of guarantees, even if the likelihood of requiring the guarantor's performance is remote. The following is a description of the arrangements in which the Company is a guarantor.

In connection with the Distribution, the Company entered into certain agreements pursuant to which it may be obligated to indemnify Pitney Bowes with respect to certain matters. The Company agreed to assume all liabilities associated with the Company's business, and to indemnify Pitney Bowes for all claims relating to the Company's business. These may be claims by or against Pitney Bowes or the Company relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

The Company and Pitney Bowes entered into a tax separation agreement, which governs the Company's and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligated the Company not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates the Company to indemnify Pitney Bowes and affiliates to the extent that any action the Company takes or fails to take gives rise to a tax liability with respect to the Distribution.

In each of these circumstances, payment by the Company is contingent on Pitney Bowes making a claim. As such, it is not possible to predict the maximum potential future payments under these agreements. As of December 31, 2003, the Company has not paid any material amounts pursuant to the above indemnifications other than expenses incurred in connection with the defense and settlement of assumed claims asserted in connection with the operation of the Company in the ordinary course of business. The Company believes that if it were to incur a loss in any of these matters, such loss would not have a material effect on the Company's financial position, results of operations or cash flows.

Legal matters

In connection with the Distribution, the Company agreed to assume all liabilities associated with its business, and to indemnify Pitney Bowes for all claims relating to its business. In the course of normal business, the Company has been party to occasional lawsuits relating to the Company's business. These may involve litigation or other claims by or against Pitney Bowes or the Company relating to, among other things, contractual rights under vendor, insurance or other contracts, trademark, patent and other intellectual property rights, equipment, service or payment disputes with customers and disputes with employees.

In connection with the Distribution, liabilities were transferred to the Company for matters where Pitney Bowes was a plaintiff or a defendant in lawsuits, relating to the business or products of the Company. The Company has not recorded liabilities for loss contingencies since the ultimate resolutions of the legal matters cannot be determined and a minimum cost or amount of loss cannot be reasonably estimated. In the opinion of the Company's management, none of these proceedings, individually or in the aggregate, should have a material adverse effect on the Company's financial position, results of operations or cash flows.

Risks and uncertainties

In October 2003, the Company began the implementation of Phase II of its enterprise resource planning ("ERP") system, consisting of order management, order fulfillment, billing, cash collection, service management and sales compensation, which replaced the information technology services provided by Pitney Bowes under the transition services agreement. As a result of this implementation, the Company has experienced, as expected, certain temporary processing inefficiencies, which have resulted in a short-term increase in the Company's working capital requirements, particularly accounts receivable, due to the standardization of the Company's billing practices and schedules across all product lines and the initial temporary suspension in invoicing the Company's customers during the conversion to our new ERP system. The Company believes that the increase in accounts receivable is temporary and that the Company will collect substantially all of the amounts billed to customers that were temporarily suspended. However, if the Company's collection losses related to these amounts are significantly higher than historical experience, the Company would recognize an increase in its provision for bad debt in the near future. In addition, certain of the temporary processing inefficiencies have resulted in delays in certain product shipments, service responsiveness and potential inaccuracies in sales compensation. These issues, coupled with certain revisions to the Company's billing practices, could have a negative impact on customer service and satisfaction, which could result in a potential loss in business. The Company is now engaged in a period of stabilization and clean up, as is typical with a large ERP implementation and the Company anticipates that this transition will be completed during 2004. Although no assurance can be given that these efforts will be successful in the time periods expected, other than the temporary increase in working capital requirements, the Company does not anticipate that these issues or potential issues will have a material adverse effect on the Company's financial position, results of operations or future cash flows.

Note 11

LEASES

In addition to owned distribution and office facilities, the Company leases or subleases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements with initial terms extending from two to fifteen years.

Future minimum lease payments under non-cancelable operating leases at December 31, 2003 are as follows:

Years ending December 31,	
2004	$ 11,016
2005	8,899
2006	7,558
2007	5,952
2008	3,156
Thereafter	743
Total minimum lease payments	$ 37,324

Rental expense was $11.1 million, $10.1 million and $8.9 million in 2003, 2002 and 2001, respectively.

Note 12

STOCK PLANS

2001 Stock Plan

The Company's employees are eligible to participate in the Imagistics International Inc. 2001 Stock Plan. Under the provisions of this plan, the Board of Directors is authorized to grant stock options, restricted stock and other stock-based awards.

Adjustment Options. Prior to the Distribution, certain employees of the Company were granted stock options under Pitney Bowes' stock based plans. At the time of the Distribution, options outstanding under the Pitney Bowes stock plans that were held by Pitney Bowes employees who were transferred to the Company remained options to acquire Pitney Bowes common stock. Certain adjustments of the exercise price, but not the number of options, were made to reflect the reduced value of Pitney Bowes stock as a result of the Distribution. In addition, such holders were granted options to acquire Imagistics stock in an amount calculated to restore the reduction in the aggregate intrinsic value of the options held by each such holder. The Imagistics stock options have the same vesting provisions, option periods and other terms and conditions as the related Pitney Bowes options. The exercise price has been calculated so that each Imagistics option has the same ratio of exercise price per share to market value per share as the Pitney Bowes stock options immediately prior to the Distribution. The Company granted options to purchase 162,368 shares of common stock of the Company in connection with this adjustment. The per share weighted average fair value of options granted was $10.83.

Stock Options. Under the 2001 Stock Plan, certain officers and employees of the Company are granted options at prices equal to the fair market value of the Company's common stock on the date of the grant. Options generally become exercisable over a three-year period and expire in ten years. The plan authorizes a maximum of 3,162,368 options to purchase shares of common stock, of which a maximum of 750,000 shares may be issued as restricted stock. Options to purchase a total of 1,500,117 shares of common stock were outstanding at December 31, 2003. Pursuant to SFAS No. 123, companies can, but are not required to, elect to recognize compensation expense for all stock-based awards using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by SFAS No. 123. The Company applies APB No. 25 and related interpretations in accounting for its stock-based plans.

The following table summarizes information about stock option transactions:

	Year ended December 31,					
	2003		2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding at the beginning of the year	1,211,368	$ 13.63	161,166	$ 10.83	—	$ —
Granted	378,700	$ 20.14	1,086,400	$ 14.03	162,368	$ 10.84
Exercised	44,847	$ 13.31	3,510	$ 8.60	—	$ —
Forfeited	41,307	$ 16.70	30,230	$ 13.99	1,202	$ 12.07
Expired	3,797	$ 13.91	2,458	$ 13.94	—	$ —
Options outstanding at the end of the year	1,500,117	$ 15.21	1,211,368	$ 13.63	161,166	$ 10.83
Exercisable at the end of the year	429,741	$ 13.35	99,505	$ 11.87	83,465	$ 11.36
Weighted average fair value of options granted		$ 7.52		$ 6.03		$ 5.19

The following table summarizes information regarding the Company's stock options outstanding and exercisable as of December 31, 2003:

	Options outstanding			Options exercisable	
Exercise Price	Shares	Weighted average remaining contractual life	Weighted average exercise price	Shares	Weighted average exercise price
\$4.36 - \$12.84	92,324	5.0 years	\$ 8.55	69,368	\$ 8.70
\$13.35 - \$15.38	994,319	8.0 years	\$ 13.84	328,847	\$ 13.83
\$16.65 - \$18.91	74,258	7.7 years	\$ 18.53	29,642	\$ 18.46
\$19.48 - \$22.89	325,516	9.2 years	\$ 19.79	1,884	\$ 19.78
\$24.33 - \$37.12	13,700	9.7 years	\$ 31.15	—	\$ —

Restricted Stock. During 2003, one newly appointed executive officer of the Company was granted a total of 4,700 shares of restricted stock at no cost to the employee. The per share weighted average fair value of the shares granted was \$18.86. During 2002, certain executive officers of the Company were granted a total of 323,000 shares of restricted stock at no cost to the employees. The per share weighted average fair value of shares granted was \$13.85. The restricted stock awards vest three years after grant. Under this plan, stock will vest only if the executive is still employed by the Company at the end of the restricted period and, if applicable, the executive has attained or partially attained the performance objectives as determined by the Executive Compensation and Development Committee of the Board of Directors. None of the restricted stock grants have performance criteria. The compensation expense for these awards is recognized over the vesting period. The compensation expense relating to restricted stock awards totaled \$1.5 million for the years ended December 31, 2003 and 2002. The shares carry full voting and dividend rights but may not be assigned or transferred. Of the total 3,162,368 shares of common stock authorized under the 2001 Stock Plan, the Plan has authorized a maximum of 750,000 shares of common stock for issuance to employees as restricted stock.

The following table summarizes information about employee restricted stock transactions:

	Year ending December 31, 2003		2002	
	Shares	Weighted average fair value	Shares	Weighted average fair value
Shares outstanding at the beginning of the year	323,000	\$ 13.85	—	\$ —
Granted	4,700	\$ 18.86	323,000	\$ 13.85
Shares outstanding at the end of the year	327,700	\$ 13.92	323,000	\$ 13.85
Vested at the end of the year	—	\$ —	—	\$ —

Non-Employee Director Stock Plan

Under this plan, on the date of initial election to the Company's Board of Directors, and on the date of each Annual Meeting of Stockholders thereafter, each director who is not an employee of the Company is granted 2,000 shares of restricted stock at no cost to the director. The restricted shares vest in equal installments over a three-year period beginning on the first anniversary of the grant date, subject to the director's continued service. The compensation expense for these awards is recognized over the vesting period. The shares carry full voting and dividend rights but may not be assigned or transferred until vested. The Company has authorized a maximum of 100,000 shares of common stock for issuance under this plan. The Company recorded minimal compensation expense in 2003, 2002 and 2001, related to these shares.

The following table summarizes information about non-employee director restricted stock transactions:

	Year ending December 31,					
	2003		2002		2001	
	Shares	Weighted average fair value	Shares	Weighted average fair value	Shares	Weighted average fair value
Shares outstanding at the beginning of the year	24,000	$ 14.64	10,000	$ 11.75	—	$ —
Granted	12,000	$ 23.88	14,000	$ 16.73	10,000	$ 11.75
Cancelled	4,000	$ 14.46	—	$ —	—	$ —
Shares outstanding at the end of the year	32,000	$ 18.12	24,000	$ 14.64	10,000	$ 11.75
Vested at the end of the year	9,334	$ 13.84	3,335	$ 17.18	—	$ —

Employee Stock Purchase Plan

In May 2002, the Company's Board of Directors adopted the Employee Stock Purchase Plan. Under this plan, a total of 1,000,000 shares of the Company's common stock have been reserved for issuance. The plan, which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code, provides for consecutive six-month offering periods and enables substantially all eligible United States employees to purchase shares of Imagistics common stock at a discounted offering price. Offering periods begin each July 1 and January 1. The price would be equal to 85% of the lesser of the average high and low price of Imagistics common stock on the New York Stock Exchange on the first or last business day of the offering period. Participation in the plan is voluntary. Employees are eligible to participate in the plan if they are employed by the Company, or a United States subsidiary of the Company, for at least 20 hours per week. The plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, subject to certain limitations. Employees may modify or end their participation at any time during the offering period, subject to certain limitations. Participation ends automatically on termination of employment with the Company.

Stockholder Rights Plan

Prior to the Distribution, the Board of Directors adopted a stockholder rights plan (the "Rights Plan") under which one right (the "Right") was issued for each share of common stock. The description and terms of the Rights Plan and Rights are set forth in a Rights Agreement between the Company and EquiServe, as Rights Agent.

The Rights will become exercisable on the Rights Distribution Date, which is the earlier of ten business days after a person has acquired 15% or more of the outstanding shares of the Company's common stock (an "Acquiring Person") or ten business days (or such later date as the Company's Board of Directors may designate before any person has become an Acquiring Person) after the commencement by a person of a tender or exchange offer that would result in such person becoming an Acquiring Person. Rights owned by an Acquiring Person will be void after the Rights Distribution Date.

The Rights are not exercisable prior to the Rights Distribution Date. Prior to the Rights Distribution Date, the Rights will be evidenced by and transferred with the Company's common stock. After the Rights Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each registered holder of the Company's common stock, and thereafter the Rights will be transferable separately from the Company's common stock.

After the Rights Distribution Date, but before any person has become an Acquiring Person, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A junior participating preferred stock at a price of $100.00 (the "Purchase Price"). If any person has become an Acquiring Person and the Company is not involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, each Right will entitle the registered holder to purchase for the Purchase Price a number of shares of the Company's common stock having a market value of twice the Purchase Price. If the Company is involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, each Right will entitle the registered holder to purchase for the Purchase Price a number of shares of the common stock of the other party to the business combination or sale having a market value of twice the Purchase Price.

At any time after any person has become an Acquiring Person, but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company's common stock or the Company is involved in a merger or other business combination or sale of 50% or more of the assets or earnings power of the Company, the Board of Directors may exchange all or part of the Rights for shares of the Company's common stock at an exchange ratio of one share of the Company's common stock per

Right. Before any person becomes an Acquiring Person, the Board of Directors may redeem all or part of the Rights at a price of $0.01 per Right. The Rights will expire ten years from the Distribution and the Board of Directors may amend the Rights Agreement and Rights as long as the Rights are redeemable. The Rights Agreement contains antidilution provisions designed to prevent efforts to diminish the effectiveness of the Rights.

Stock Buy-Back Program

In March 2002, the Board of Directors authorized a $30 million stock buy-back program. In October 2002, the Board of Directors authorized an additional $28 million for the stock buy-back program, raising the total authorization to $58 million and in July 2003, the Board of Directors authorized the repurchase of an additional $20 million of the Company's stock, raising the total authorization to $78 million.

The following table summarizes information regarding the Company's stock buy-back program:

	Shares purchased	Average cost per share	Total cost
Balance at December 31, 2002	1,936,760	$ 18.87	$ 36,549
Purchases under stock buy-back program:			
Three months ended:			
March 31, 2003	642,000	$ 19.62	12,597
June 30, 2003	368,000	$ 21.54	7,928
September 30, 2003	195,900	$ 28.90	5,661
December 31, 2003	64,000	$ 34.10	2,183
Balance at December 31, 2003	**3,206,660**	**$ 20.24**	**$ 64,918**

Note 13

EMPLOYEE BENEFIT PLANS

Imagistics 401(k) Plan

Substantially all of the Company's employees are eligible to participate in the Imagistics 401(k) plan that was established in 2001. Under the plan, the Company matches 100% of contributions to the plan of between 1% and 4% of a participant's compensation, and 50% of contributions to the plan from 5% to 6% of a participant's compensation, up to certain limitations required by government laws or regulations. Contributions to the plan on behalf of employees of the Company were $5.7 million and $4.3 million for the years ended December 31, 2003 and 2002, respectively.

Prior to the Distribution, the Company's employees participated in Pitney Bowes' profit sharing and savings plan. Substantially all of Pitney Bowes' domestic employees were eligible to participate in the plan under which Pitney Bowes made matching contributions of 100% of a participant's contributions of at least 1% of a participant's eligible compensation up to 4% of the participant's eligible compensation, subject to limitations required by government laws or regulations. In addition, Pitney Bowes made an employer contribution to all participants based upon the increase in the stock price of Pitney Bowes shares from year to year. Contributions to the plan on behalf of employees of the Company were $3.1 million for the period January 1, 2001 through the Distribution.

Imagistics Supplemental Savings Plan

In December 2003, the Company's Board of Directors adopted the Supplemental Savings Plan. Beginning in January 2004, eligible employees may contribute tax-deferred amounts of their compensation, up to certain limitations required by government laws or regulations. Eligibility under the plan is determined at the discretion of the Employee Benefits Committee. The Plan, which is considered a non-qualified deferred compensation plan, is designed to provide a select group of management and other highly compensated employees with a tax-advantaged opportunity to save for retirement and it is not subject to the regulations and protections of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is an unfunded plan and all benefits paid from the plan are paid from the Company's general assets. The Company reserves the right to amend, suspend, or terminate the plan at its discretion at any time for any reason.

Pitney Bowes' Plans

The Company does not offer a defined benefit pension plan. Prior to the Distribution, the Company's employees participated in Pitney Bowes' defined benefit pension plan, which covers substantially all Pitney Bowes employees. In general, those Pitney Bowes employees who became employees of the Company following the Distribution will cease accruing benefits under the Pitney Bowes pension plan but will maintain their vested rights in the Pitney Bowes pension plan. Certain of the Company's employees whose combined age and years of service with Pitney Bowes totaled more than 50 as of the Distribution, will continue to participate in the Pitney Bowes pension plan for up to three years following the Distribution. Pitney Bowes' funding policy is to contribute annual amounts as needed based on actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The net periodic pension benefit allocated to the Company associated with the Pitney Bowes defined benefit pension plan was $1.7 million for the period January 1, 2001 through the Distribution. Benefits provided under Pitney Bowes' defined benefit pension plan were primarily based on the employee's age, years of service and compensation.

The Company does not offer post retirement plans. Prior to the Distribution, the Company's employees participated in Pitney Bowes' post retirement plans that provide certain healthcare and life insurance benefits to eligible retirees and their dependents. Substantially all of Pitney Bowes' U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The costs of these benefits were recognized over the period the employee provided credited service to the Company. Postretirement benefit costs incurred on behalf of employees of the Company were $1.6 million for the period January 1, 2001 through the Distribution. The liability and related future payments associated with Pitney Bowes' post retirement plans are Pitney Bowes' responsibility. Company employees who attained age 55 and completed at least 10 years of combined service with Pitney Bowes and the Company as of or within three years following the Distribution will be eligible for retiree medical benefits under the Pitney Bowes Retiree Medical Plan when they retire from the Company. The costs associated with these are borne by Pitney Bowes.

Note 14

RELATED PARTY TRANSACTIONS

The Company and Pitney Bowes entered into a transition services agreement that provided for Pitney Bowes to provide certain services to the Company at cost for a limited time following the Distribution. These services were provided at cost and included information technology, computing, telecommunications, certain accounting, field service of equipment and dispatch call center services. The Company and Pitney Bowes had agreed to an extension until December 31, 2003, of the transition services agreement as it related to information technology and related services. Services provided under this extension were at negotiated market rates. Except for field service of equipment, all of the services provided by Pitney Bowes under these agreements have ceased effective December 31, 2003, in accordance with the terms of the agreements. Effective July 1, 2003, the Company and Pitney Bowes entered into a separate one-year service agreement on an arms-length basis relating to field service of equipment in certain remote geographic locations not covered by the Company's direct service organization. Services provided under this agreement are at negotiated market rates.

The Company paid Pitney Bowes $16.1 million for the year ended December 31, 2003 in connection with the transition services agreement, field service of equipment and other administrative expenses. The Company paid Pitney Bowes $20.4 million and $3.5 million for the year ended December 31, 2002 and for the period from December 3, 2001 through December 31, 2001, respectively, in connection with these agreements and certain shared corporate and administrative services.

The Company also entered into certain other agreements covering intellectual property, commercial relationships and leases and licensing arrangements. The pricing terms of the products and services covered by the other commercial agreements reflect negotiated prices.

The Company and Pitney Bowes entered into a tax separation agreement, which governs the Company's and Pitney Bowes' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before the Distribution. In addition, the tax separation agreement generally obligated the Company not to enter into any transaction that would adversely affect the tax-free nature of the Distribution for the two-year period following the Distribution, and obligates the Company to indemnify Pitney Bowes and affiliates to the extent that any action the Company takes or fails to take gives rise to a tax liability with respect to the Distribution.

Note 15

ACQUISITIONS

During the year ended December 31, 2003, the Company completed its acquisition of substantially all of the assets and business of one independent dealer of copier and multifunctional equipment and related support services, to expand the Company's geographic sales and service capabilities. The aggregate purchase price was $4.1 million, of which $0.8 million was allocated to the assets acquired and liabilities assumed at the date of acquisition and $3.3 million was allocated to intangible and other assets, of which $2.8 million was goodwill.

During the year ended December 31, 2001, the Company acquired substantially all of the assets and business of one independent dealer of copier and facsimile equipment and related support services, to expand the Company's geographic sales and service capabilities. The aggregate purchase price was $0.7 million, of which substantially all was allocated to goodwill.

The above acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of the acquired businesses have been included in the Company's consolidated financial statements from the respective date of acquisition.

Note 16

QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for 2003 and 2002 follows:

	Three months ended			
	March 31	June 30	Sept. 30	Dec. 31
2003				
Total revenue	$ 150,922	$ 155,916	$ 159,549	$ 155,809
Operating income	$ 9,642	$ 10,415	$ 13,252	$ 11,102
Income before income taxes	$ 8,013	$ 8,823	$ 8,963	$ 10,175
Net income	$ 4,766	$ 5,026	$ 5,130	$ 5,537
Basic earnings per share	$ 0.28	$ 0.30	$ 0.31	$ 0.34
Diluted earnings per share	$ 0.27	$ 0.29	$ 0.30	$ 0.33
Common stock price high-low	$ 21.68 - $17.55	$ 26.30 - $18.50	$ 30.85 - $25.65	$ 39.20 - $29.00
2002				
Total revenue	$ 155,161	$ 158,291	$ 156,069	$ 160,409
Operating income	$ 8,594	$ 9,260	$ 9,135	$ 8,466
Income before income taxes	$ 6,394	$ 7,271	$ 6,895	$ 6,789
Net income	$ 3,856	$ 4,381	$ 4,155	$ 4,051
Basic earnings per share	$ 0.20	$ 0.23	$ 0.23	$ 0.23
Diluted earnings per share	$ 0.19	$ 0.22	$ 0.22	$ 0.22
Common stock price high-low	$ 17.80 - $12.25	$ 21.73 - $15.70	$ 21.85 - $16.30	$ 21.64 - $14.10

Five Years in Review

(dollars in millions except share and per share data)	Year ended December 31,				
	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data					
Total revenue	$ 622.2	$ 629.9	$ 626.1	$ 642.8	$ 626.5
Operating income (1)	$ 44.4	$ 35.4	$ 30.8	$ 117.2	$ 165.1
Net income	$ 20.5	$ 16.4	$ 12.6	$ 64.0	$ 93.7
Basic earnings per share (2)	$ 1.22	$ 0.88	$ 0.65	$ 3.29	$ 4.81
Diluted earnings per share (2)	$ 1.19	$ 0.86	$ 0.65	$ 3.29	$ 4.81
Consolidated Balance Sheet Data					
Current assets	$ 266.6	$ 264.2	$ 283.6	$ 297.0	$ 277.7
Total assets	$ 446.7	$ 461.2	$ 494.0	$ 499.4	$ 463.8
Current portion of long-term debt	$ 0.5	$ 0.7	$ 1.0	$ –	$ –
Due to Pitney Bowes	$ –	$ –	$ –	$ 122.2	$ 115.9
Current liabilities, including amounts due to Pitney Bowes	$ 96.2	$ 101.9	$ 81.5	$ 178.1	$ 153.7
Long-term liabilities	$ 83.2	$ 95.1	$ 127.1	$ 11.3	$ 11.1
Total debt, including amounts due to Pitney Bowes prior to the Distribution	$ 63.4	$ 74.1	$ 117.0	$ 122.2	$ 115.9
Common stockholders' equity	$ 267.4	$ 264.2	$ 285.4	$ 310.0	$ 299.0
Total capitalization	$ 330.8	$ 338.3	$ 402.4	$ 432.2	$ 414.9
Share Data					
Book value per share	$ 15.94	$ 14.78	$ 14.67	$ 15.93	$ 15.36
Year-end common stock price	$ 37.50	$ 20.00	$ 12.35	N/A	N/A
Return on stockholders' equity	7.7%	6.2%	4.4%	20.6%	31.3%
Shares outstanding (thousands)	16,774	17,877	19,463	19,463	19,463
Selected Data and Ratios					
Net cash provided by operating activities	$ 83.1	$ 158.5	$ 147.8	$ 137.8	$ 112.5
Capital expenditures	$ 51.0	$ 66.6	$ 84.3	$ 83.6	$ 91.7
Depreciation and amortization	$ 74.5	$ 81.6	$ 82.7	$ 73.8	$ 67.2
Working capital	$ 170.4	$ 162.3	$ 202.1	$ 118.9	$ 124.0
Current ratio, excluding amounts due to Pitney Bowes prior to the Distribution	2.7:1	2.6:1	3.5:1	5.3:1	7.3:1
Percentage pre-tax profit on total revenue	5.8%	4.3%	3.3%	16.5%	25.0%
Effective tax rate	43.1%	39.9%	40.1%	39.6%	40.1%
Debt as a percentage of total capital	19.2%	21.9%	29.1%	28.3%	27.9%
Employees at year-end	3,399	3,261	3,533	3,534	3,361
Common stockholders' of record at year-end	17,288	17,407	23,860		

The Company's common stock began trading on December 3, 2001.

(1) On December 31, 2001 the Company changed its method of accounting for the cost of inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes," this change in accounting method has been applied retroactively by restating the prior year's financial statements for all periods presented.

(2) The basic and diluted earnings per share amounts for the years ended December 31, 2000 and 1999 are for comparative purposes only as common shares were not issued until December 2001. Outstanding shares for 2000 and 1999 are based on actual shares issued plus assumed conversions, at spin-off.

Imagistics Corporate Officers

Marc C. Breslawsky
Chairman and Chief Executive Officer

Christine B. Allen
Chief Human Resources Officer

John C. Chillock
Vice President, Customer Service Operations

George E. Clark
Vice President and General Manager, Business Products Centers

Timothy E. Coyne
Vice President and Corporate Controller

Chris C. Dewart
Vice President, Commercial Sales

Mark S. Flynn
Vice President, General Counsel and Secretary

Nathaniel M. Gifford
Vice President, Product Development and Marketing

Joseph W. Higgins
Vice President, National Sales

Doris J. Owens
Vice President, Worldwide Administration

Michael J. Prandi
Vice President, Taxes

Joseph D. Skrzypczak
Chief Financial Officer

Investor Relations

Timothy J. Klahs
Vice President, Corporate Communications and Investor Relations

Imagistics Board of Directors

Marc C. Breslawsky
Chairman and Chief Executive Officer

Thelma R. Albright [1, 2]
Retired, President, Carter Products Division of Carter-Wallace, Inc.

T. Kevin Dunnigan [2, 3]
Chairman, Retired Chief Executive Officer, Thomas & Betts Corp.

Ira D. Hall [1, 2]
President and Chief Executive Officer, Utendahl Capital Management, L.P.

Craig R. Smith [1, 3]
President and Chief Operating Officer, Owens & Minor, Inc.

James A. Thomas [1, 3]
Associate Dean, Yale Law School

Ronald L. Turner [2]
Chairman, President and Chief Executive Officer, Ceridian Corporation

[1] Member of the Audit Committee

[2] Member of the Executive Compensation and Development Committee

[3] Member of the Governance Committee

IGI
LISTED
NYSE®

Imagistics Stock Listing

Imagistics common stock is listed on the New York Stock Exchange under the symbol "IGI". The common stock is included in the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index®.

Imagistics Common Stock Prices

New York Stock Exchange Composite Stock Prices

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$ 21.68	$ 26.30	$ 30.85	$ 39.20
Low	17.55	18.50	25.65	29.00
Close	18.62	25.80	28.98	37.50

2002	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
High	$ 17.80	$ 21.73	$ 21.85	$ 21.64
Low	12.25	15.70	16.30	14.10
Close	15.90	21.47	17.35	20.00

2001	4th Qtr.
High	$ 12.70
Low	8.50
Close	12.35

How To Reach Us

Imagistics International Inc.
100 Oakview Drive
Trumbull, CT 06611
(203) 365-7000

Products and Services

www.imagistics.com or
call (800) 290-7860

Investor Information

www.IGIinvestor.com

Independent Auditors

PricewaterhouseCoopers LLP
Certified Public Accountants
300 Atlantic Street
Stamford, CT 06901
(203) 358-0001

Annual Report Design
Donaldson Makoski Inc

www.IGIinvestor.com

For Imagistics investor information, including our quarterly earnings releases, webcasts and Securities Exchange Act reports:

www.IGIinvestor.com or www.imagistics.com and select "Investors"

Investment professionals may contact:

Tim Klahs,
Vice President, Corporate Communications and Investor Relations

timothy.klahs@imagistics.com
(203) 365-2361

2004 Annual Meeting

Tuesday, May 11, 2004

Trumbull Marriott Hotel
180 Hawley Lane
Trumbull, CT 06611

Shareholder Information

For shareholder services 24 hours a day:
Call toll-free (866) 326-1175 in the U.S. and Canada, or (781) 575-2726 TDD: toll-free in the U.S. (800) 952-9245; outside the U.S. (781) 575-2692

- Account information
- Transfer requirements
- Lost certificates
- Change of address
- Tax forms

To speak with a shareholder services representative: Call shareholder services, 9 a.m. to 5 p.m. Eastern, Monday through Friday.

Or write:
EquiServe Trust Co., N.A.
P.O. Box 43069
Providence, RI 02940-3069

By overnight mail only:
EquiServe Trust Co., N.A.
150 Royall Street
Canton, MA 02021

www.equiserve.com


imagistics
Welcome to Imagistics International Inc.
Click Here for CEO's Message to Investors
IMAGISTICS INTERNATIONAL REPORTS FOURTH QUARTER EARNINGS
TRUMBULL, CONN. - February 19, 2004 -- Imagistics International Inc. (NYSE: IGI) today announced a 50 percent increase in diluted earnings per share to $0.33 for the fourth quarter of 2003 compared with $0.22 for the fourth quarter of 2002. The First Call median estimate was $0.30. For the full year 2003, diluted earnings per share were $1.19 compared with $0.86 for 2002, an increase of 38%. Fourth quarter net income increased by 37 percent over the same period to $5.5 million from $4.1 million last year. For the year 2003, net income was $20.5 million, an increase of 24 percent over the previous year's net income of $16.4 million. More
Marc Breslawsky
Chairman and Chief Executive Officer
IGI
NYSE
$43.45 +0.02
Board of Directors
Corporate Governance Guidelines
Code of Ethics
Audit Committee Charter
Governance Committee Charter
Executive Compensation and Development Committee Charter
Investor Calendar
Analyst Coverage
Email Notification
Document Request
Shareholder Info
Management
Accounting Policies
Disclosure Policy
SAMSUNG

Chris Clark
Regional Vice President, Commercial Sales

Imagistics International Inc.
100 Oakview Drive, Trumbull, CT 06611-4784

www.imagistics.com   www.IGIinvestor.com

SM50174